UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): September 23, 2025

SEMLER SCIENTIFIC, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-36305	26-1367393
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

51 E Campbell Ave, Suite 107-D Campbell, CA	95008
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (877) 774-4211

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.001 par value per share	SMLR	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company                  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.         ☐

Item 8.01 Other Events

As previously disclosed, on September 22, 2025, Semler Scientific, Inc., or Semler Sci, and Strive, Inc., or Strive, entered into an Agreement and Plan of Merger, or the Merger Agreement, providing for the acquisition of Semler Sci by Strive in an all-stock transaction subject to the terms and conditions set forth in the Merger Agreement.

Semler Sci is filing this current report on Form 8-K to provide certain supplemental disclosures regarding Strive in Exhibit 99.1 hereto, as well as supplemental unaudited pro forma combined consolidated financial information as of and at June 30, 2025 and December 31, 2024 in Exhibit 99.2 hereto, which information is incorporated by reference herein.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements herein and the documents incorporated herein by reference may constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Rule 175 promulgated thereunder, and Section 21E of the Securities Exchange Act of 1934, as amended, and Rule 3b-6 promulgated thereunder, which statements involve inherent risks and uncertainties. Examples of forward-looking statements include, but are not limited to, statements regarding the outlook and expectations of Strive and Semler Sci, respectively, with respect to the proposed transaction, the strategic benefits and financial benefits of the proposed transaction, including the expected impact of the proposed transaction on the combined company's future financial performance, the timing of the closing of the proposed transaction, and the ability to successfully integrate the combined businesses. Such statements are often characterized by the use of qualified words (and their derivatives) such as "may," "will," "anticipate," "could," "should," "would," "believe," "contemplate," "expect," "estimate," "continue," "plan," "project," "predict," "potential," "assume," "forecast," "target," "budget," "outlook," "trend," "guidance," "objective," "goal," "strategy," "opportunity," and "intend," as well as words of similar meaning or other statements concerning opinions or judgment of Strive, Semler Sci or their respective management about future events. Forward-looking statements are based on assumptions as of the time they are made and are subject to risks, uncertainties and other factors that are difficult to predict with regard to timing, extent, likelihood and degree of occurrence, which could cause actual results to differ materially from anticipated results expressed or implied by such forward-looking statements. Such risks, uncertainties and assumptions, include, among others, the following:

•	the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the merger agreement between Strive, Semler Sci and the other parties thereto;

•	the possibility that the proposed transaction does not close when expected or at all because the conditions to closing are not received or satisfied on a timely basis or at all;

•	the outcome of any legal proceedings that may be instituted against Strive or Semler Sci or the combined company;

•	the possibility that the anticipated benefits of the proposed transaction, including anticipated cost savings and strategic gains, are not realized when expected or at all, including as a result of changes in, or problems arising from, implementation of Bitcoin treasury strategies and risks associated with Bitcoin and other digital assets, general economic and market conditions, interest and exchange rates, monetary policy, laws and regulations and their enforcement;

•	the possibility that the integration of the two companies may be more difficult, time-consuming or costly than expected;

•	the possibility that the proposed transaction may be more expensive or take longer to complete than anticipated, including as a result of unexpected factors or events;

•	the diversion of management's attention from ongoing business operations and opportunities;

•	dilution caused by Strive's issuance of additional shares of its Class A common stock in connection with the proposed transaction;

•	potential adverse reactions of Strive’s or Semler Sci’s customers or changes to business or employee relationships, including those resulting from the announcement or completion of the proposed transaction;

•	changes in Strive’s or Semler Sci’s share price before closing; and

•	other factors that may affect future results of Strive, Semler Sci or the combined company.

These factors are not necessarily all of the factors that could cause Strive’s, Semler Sci’s or the combined company's actual results, performance or achievements to differ materially from those expressed in or implied by any of the forward-looking statements. Other factors, including unknown or unpredictable factors, also could harm Strive, Semler Sci's or the combined company's results.

Although each of Strive and Semler Sci believes that its expectations with respect to forward-looking statements are based upon reasonable assumptions within the bounds of its existing knowledge of its business and operations, there can be no assurance that actual results of Strive or Semler Sci will not differ materially from any projected future results expressed or implied by such forward-looking statements. Additional factors that could cause results to differ materially from those described above can be found in Strive’s current report on Form 8-K filed with the Securities and Exchange Commission, or the SEC, on September 12, 2025 (including the documents incorporated by reference therein), Semler Sci's most recent annual report on Form 10-K for the fiscal year ended December 31, 2024 and quarterly reports on Form 10-Q, and other documents subsequently filed by Strive and Semler Sci with the SEC. The actual results anticipated may not be realized or, even if substantially realized, they may not have the expected consequences to or effects on Strive, Semler Sci or their respective businesses or operations. Investors are cautioned not to rely too heavily on any such forward-looking statements. Forward-looking statements speak only as of the date they are made and Strive and Semler Sci undertake no obligation to update or clarify these forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent required by applicable law.

Additional Information and Where to Find It

In connection with the proposed transaction, Strive intends to file with the SEC a Registration Statement on Form S-4, or the Registration Statement, to register the Class A common stock to be issued by Strive in connection with the proposed transaction and that will include an information statement of Strive, proxy statement of Semler Sci and a prospectus of Strive, or the Information Statement/Proxy Statement/Prospectus, and each of Strive and Semler Sci may file with the SEC other relevant documents concerning the proposed transaction. A definitive Information Statement/Proxy Statement/Prospectus will be sent to the stockholders of Semler Sci to seek their approval of the proposed transaction. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND STOCKHOLDERS OF SEMLER SCI ARE URGED TO READ THE REGISTRATION STATEMENT AND INFORMATION STATEMENT/PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT STRIVE, SEMLER SCI AND THE PROPOSED TRANSACTION AND RELATED MATTERS.

A copy of the Registration Statement, Information Statement/Proxy Statement/Prospectus, as well as other filings containing information about Strive and Semler Sci, may be obtained, free of charge, at the SEC's website (http://www.sec.gov). You will also be able to obtain these documents, when they are filed, free of charge, from Strive by accessing Strive's website at https://investors.strive.com/. Copies of the Registration Statement, the Information Statement/Proxy Statement/Prospectus and the filings with the SEC that will be incorporated by reference therein can also be obtained, without charge, by directing a request to Strive by directing a request to Strive's Investor Relations department at 200 Crescent Court, Suite 1400, Dallas, Texas 75201 or by calling (855) 427-7360 or by submitting an inquiry at https://investors.strive.com/ir-resources/contact-ir. Copies of the documents filed with the SEC by Semler Sci will be available free of charge on Semler Sci’s website at https://ir.semlerscientific.com. The information on Strive’s or Semler Sci's respective websites is not, and shall not be deemed to be, a part of this communication or incorporated into other filings either company makes with the SEC.

Participants in the Solicitation

Strive, Semler Sci and certain of their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies from the stockholders of Semler Sci in connection with the proposed transaction. Information about the interests of the directors and executive officers of Strive and Semler Sci and other persons who may be deemed to be participants in the solicitation of stockholders of Semler Sci in connection with the proposed transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the Information Statement/Proxy Statement/Prospectus related to the proposed transaction, which will be filed with the SEC. Information about the directors and executive officers of Semler Sci, their ownership of Semler Sci common stock, and Semler Sci's transactions with related persons is set forth in the section entitled "INFORMATION REGARDING OUR BOARD OF DIRECTORS AND CORPORATE GOVERNANCE," "EXECUTIVE OFFICERS," "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT," “DIRECTOR COMPENSATION,” and "TRANSACTIONS WITH RELATED PERSONS" included in Semler Sci's definitive proxy statement in connection with its 2025 Annual Meeting of Stockholders, as filed with the SEC on July 17, 2025. Additional information regarding ownership of Semler Scientific’s securities by its directors and executive officers is included in such persons’ SEC filings on Forms 3 or 4, which are available at https://www.sec.gov/cgi-bin/own-disp?action=getissuer&CIK=0001554859. Information about the directors and executive officers of Strive is contained in Exhibit 99.1 of Strive’s current report on Form 8-K filed with the SEC on September 15, 2025 and under “Meet the Leadership Team” accessed through the “About Us” link on Strive’s website at https://strive.com/team. Additional information regarding ownership of Strive’s securities by its directors and executive officers is included in such persons’ SEC filings on Forms 3 or 4, which are available at https://www.sec.gov/edgar/browse/?CIK=1920406&owner=exclude. These documents and the other SEC filings described in this paragraph may be obtained free of charge as described above under the heading “Additional Information and Where to Find It.”

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or the solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or pursuant to an exemption from, or in a transaction not subject to, such registration requirements.

Item 9.01	Financial Statements and Exhibits

(d) Exhibits. The following exhibits are filed with this report:

Exhibit No.	Description

99.1	Supplemental information regarding Strive, Inc. dated September 22, 2025.
99.2	Supplemental unaudited pro forma combined consolidated financial information.
104	The cover page from this current report on Form 8-K, formatted in Inline XBRL

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SEMLER SCIENTIFIC, INC.

Date: September 23, 2025	By:	/s/ Renae Cormier
Name: Renae Cormier
Title: Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)

Exhibit 99.1

STRIVE, INC.

Overview

Strive, Inc., a Nevada corporation, recently undertook a significant strategic shift towards a mission to maximize long-term value for shareholders through the unapologetic embrace of capitalism, meritocracy and innovation. On September 12, 2025, or the Merger Closing Date, Strive Enterprises, Inc. consummated its merger with Asset Entities Inc., or Asset Entities, and upon the completion of such merger, the combined company, Strive, Inc. (after giving effect to a name change by Asset Entities), became the first publicly traded asset management Bitcoin treasury corporation — a company whose primary objectives are to (i) accumulate bitcoin; (ii) increase bitcoin-per-share; and (iii) outperform bitcoin over the long run by deploying both beta bitcoin treasury accumulation strategies and alpha investment strategies with the goal of beating bitcoin’s investment performance as the hurdle rate. Upon completion of the above-mentioned merger, the ASST Merger, Strive, Inc. is listed on the Nasdaq Global Market under the ticker symbol “ASST” and consummated its previously announced private offering of its Class A common stock, pre-funded warrants and traditional warrants, the PIPE Financing, and its previously announced exchange of its Class A Common Stock for bitcoin pursuant to Section 351 of the Internal Revenue Code of 1986, as amended, or the 351 Exchange. Strive also continues to operate a technology company that provides social media marketing and content delivery services across Discord, TikTok, and other social media platforms.

As of August 22, 2025, Strive managed approximately $2 billion in assets under management, or AUM, across 13 exchange-traded funds, collective investment trusts, and a direct indexing platform. These businesses provide recurring, fee-based revenue streams which increase with AUM, but are no longer our primary growth engine.

Corporate Information

Strive’s principal executive offices are located at 200 Crescent Court, Suite 1400, Dallas, Texas 75201, and its telephone number is (855) 427-7360. Strive maintains a website at www.strive.com where general information about Strive is available. The contents of Strive’s website are not incorporated into this supplement.

Strive Risk Factors

An investment in Strive’s securities involves a high degree of risk. Prior to making a decision about investing in Strive’s securities, you should carefully consider the specific factors discussed in this section together with the risks, uncertainties and assumptions discussed in the sections entitled “Risk Factors” contained in Strive’s most recent Annual Report on Form 10-K and its subsequent Quarterly Reports on Form 10-Q filed with the Securities and Exchange Comission, or SEC, and in Stride’s other filings with the SEC, including any information incorporated by reference therein. The risks and uncertainties described are not the only ones Strive faces. Additional risks and uncertainties not presently known to Strive or that it currently deems immaterial may also affect its operations. Some statements included in this supplement constitute forward-looking statements. See “Cautionary Statement Regarding Forward-Looking Statements” in the accompanying Form 8-K.

Strive has a limited operating history and recently announced its plan to launch a Bitcoin treasury strategy, making it difficult to evaluate Strive’s business and prospects and may increase the risks associated with any investment.

Strive was formed in 2022 and started formulating and executing on its business plan at that time. In addition, Strive announced its plan to launch a Bitcoin treasury strategy in May 2025 and its management team has a limited operating history of investing in and holding Bitcoin. Strive cannot provide assurances that it will be able to operate its business successfully or implement its operating policies and strategies, including with respect to its Bitcoin treasury strategy, as described elsewhere herein. Strive may encounter risks and challenges frequently experienced by growing companies in rapidly developing industries, including risks related to its ability to:

•	implement and maintain a Bitcoin treasury strategy, including with respect to the financing, acquisition and custody of Bitcoin;

•	identify and successfully implement alpha-generating strategies, such as the identification and acquisition of discounted Bitcoin claims or the acquisition of target companies at a purchase price discount to their book value or cash assets;

•	improve Strive’s current operational infrastructure and non-platform technology to support its growth, including its Bitcoin treasury strategy, and to respond to the evolution of Strive’s market and competitors’ developments;

•	further trust with future investors and partners with respect to its Bitcoin treasury business;

•	distinguish itself from competitors in the Bitcoin treasury business and Strive’s other businesses and navigate political issues;

•	respond appropriately to changes in the price of Bitcoin, the price of which has been, and will likely continue to be, highly volatile;

•	respond to complex, evolving, stringent, contradictory industry standards and government regulation on an international scale that impact Strive’s businesses, including its Bitcoin treasury strategy;

•	maintain and grow Strive’s existing asset management operations;

•	identify, complete and integrate acquisitions;

•	prevent, detect, respond to, or mitigate failures or breaches of privacy and security, including with respect to Strive’s Bitcoin and its custodial partners;

•	hire and retain qualified and motivated employees;

•	respond to varying general economic, industry and market conditions; and

•	address the other factors described in this section.

If Strive is unable to do so, its business may suffer, its revenue and operating results may decline and Strive may not be able to achieve further growth or sustain profitability.

Strive has a history of operating losses as its business has grown. If Strive is unable to achieve greater revenues than its operating costs or reduce operating costs, Strive will continue to incur operating losses, which could result in the need to raise additional capital to support its operating business and negatively impact its operations, strategy and financial performance.

Strive began its historical operating business in 2022 and has had operating losses in each year as the business has grown. Strive has a limited operating history upon which an evaluation of the historical business and its prospects can be based. Strive may be subject to many risks common to new and growing businesses, including under-capitalization, cash shortages, limitations with respect to personnel, financial and other resources and lack of revenues. There is no assurance that Strive will be successful in achieving a return on an investment or meeting other metrics of success. Strive’s future business plans, including with respect to its Bitcoin treasury strategy, require substantial expenses in the establishment and operation of Strive’s business, and there can be no assurance that subsequent operational objectives will be achieved. Strive does not expect its historical businesses to generate return on investment sufficient to support its Bitcoin strategy. Strive’s success with respect to its Bitcoin treasury strategy will ultimately depend on Strive’s ability to raise capital. If Strive does not achieve its operational objectives, and to the extent that Strive does not raise capital or generate cash flow and income, Strive’s financial performance and long-term viability may be materially and adversely affected.

Bitcoin is a novel asset, and subject to significant legal, commercial, regulatory and technical uncertainty.

Bitcoin is relatively novel and subject to significant uncertainty, which could adversely impact its price. The application of state and federal securities laws and other laws and regulations to digital assets such as Bitcoin is unclear in certain respects, and it is possible that regulators in the United States or foreign countries may interpret or apply existing laws and regulations in a manner that adversely affects the price of Bitcoin or the ability of individuals or institutions such as Strive to own or transfer Bitcoin.

The U.S. federal government, states, regulatory agencies, and foreign countries may also enact new laws and regulations that could materially impact the price of Bitcoin or the ability of individuals or institutions such as Strive to own or transfer Bitcoin. Within the past several years, the European Union adopted Markets in Crypto Assets Regulation, or MiCA, a comprehensive digital asset regulatory framework for the issuance and use of digital assets, like Bitcoin, the United Kingdom adopted and implemented the Financial Services and Markets Act 2023, or FSMA 2023, which regulates market activities in “cryptoassets,” and in China, the People’s Bank of China and the National Development and Reform Commission have outlawed cryptocurrency mining and declared all cryptocurrency transactions illegal within the country. While the current U.S. administration has expressed support regarding the development and use of digital assets, and the U.S. federal government enacted the Genius Act in July 2025, which provide a regulatory framework for the issuance of “Payment stablecoins”, additional regulatory frameworks and timeline for implementation are still to be developed.

In addition, federal, state and foreign governments and regulatory agencies may pursue regulatory, enforcement or judicial actions. For example, in June 2023, the SEC filed complaints against Binance Holdings Ltd. and Coinbase, Inc., and their respective affiliated entities, relating to, among other claims, that each party was operating as an unregistered securities exchange, broker, dealer, and clearing agency, and in November 2023, the SEC filed a complaint against Payward Inc. and Payward Ventures Inc., together known as Kraken, alleging, among other claims, that Kraken’s crypto trading platform was operating as an unregistered securities exchange, broker, dealer, and clearing agency. In November 2023, Binance Holdings Ltd. and its then chief executive officer reached a settlement with the U.S. Department of Justice, CFTC, the U.S. Department of Treasury’s Office of Foreign Asset Control, and the Financial Crimes Enforcement Network to resolve a multi-year investigation by the agencies and a civil suit brought by the CFTC, pursuant to which Binance Holdings Ltd. agreed to, among other things, pay $4.3 billion in penalties across the four agencies and to discontinue its operations in the United States.

It is not possible to predict whether, or when, new laws will be enacted that change the legal framework governing digital assets such as Bitcoin or provide additional authorities to the SEC or other regulators, or whether, or when, any other federal, state or foreign legislative bodies will take any similar actions. It is also not possible to predict the nature of any such additional laws or authorities, how additional legislation or regulatory oversight might impact the ability of digital asset markets to function, the willingness of financial and other institutions to continue to provide services to the digital assets industry, or how any new laws or regulations, or changes to existing laws or regulations, might impact the value of digital assets generally and Bitcoin specifically. The consequences of any new law or regulation relating to digital assets and digital asset activities could adversely affect the market price of Bitcoin, as well as Strive’s ability to hold or transact in Bitcoin, and in turn adversely affect the market price of Strive’s securities. Moreover, the risks of engaging in a Bitcoin strategy are relatively novel and have created, and could continue to create, complications due to the lack of experience that third parties have with companies engaging in such a strategy, such as increased costs of director and officer liability insurance or the potential inability to obtain such coverage on acceptable terms in the future. The growth of the digital assets industry in general, and the use and acceptance of Bitcoin in particular, may also impact the price of Bitcoin and is subject to a high degree of uncertainty. The pace of worldwide growth in the adoption and use of Bitcoin may depend, for instance, on public familiarity with digital assets, ease of buying, accessing or gaining exposure to Bitcoin, institutional demand for Bitcoin as an investment asset, the participation of traditional financial institutions in the digital assets industry, consumer demand for Bitcoin as a store of value or means of payment, and the availability and popularity of alternatives to Bitcoin. Even if growth in Bitcoin adoption occurs in the near or medium term, there is no assurance that Bitcoin usage will continue to grow over the long term.

Because Bitcoin has no physical existence beyond the record of transactions on the Bitcoin blockchain, a variety of technical factors related to the Bitcoin blockchain could also impact the price of Bitcoin. For example, malicious attacks by miners, inadequate mining fees to incentivize validating of Bitcoin transactions, hard “forks” of the Bitcoin blockchain into multiple blockchains, and advances in digital computing, algebraic geometry, and quantum computing could undercut the integrity of the Bitcoin blockchain and negatively affect the price of Bitcoin. The liquidity of Bitcoin may also be reduced, and damage to the public perception of Bitcoin may occur, if financial institutions were to deny or limit banking services to businesses that hold Bitcoin, provide Bitcoin-related services or accept Bitcoin as payment, which could also decrease the price of Bitcoin. Actions by U.S. banking regulators, such as the issuance in February 2023 by Federal banking agencies of the “Interagency Liquidity Risk Statement,” which cautioned banks on contagion risks posed by providing services to digital assets customers, and similar actions, have in the past resulted in or contributed to reductions in access to banking services for Bitcoin-related customers and service providers, or the willingness of traditional financial institutions to participate in markets for digital assets. The liquidity of Bitcoin may also be impacted to the extent that changes in applicable laws and regulatory requirements negatively impact the ability of exchanges and trading venues to provide services for Bitcoin.

Strive’s proposed Bitcoin strategy will subject Strive to enhanced regulatory oversight.

Several spot Bitcoin exchange-traded products, or ETPs, have received approval from the SEC to list their shares on a U.S. national securities exchange with continuous share creation and redemption at net asset value. Even though Strive does not intend to be, nor intend to function in the manner of, a spot Bitcoin ETP, it is possible that Strive nevertheless could face regulatory scrutiny from the SEC or other federal or state agencies due to its proposed Bitcoin holdings.

In addition, there has been increasing focus on the extent to which digital assets such as Bitcoin can be used to launder the proceeds of illegal activities, fund criminal or terrorist activities, or circumvent sanctions regimes, including those sanctions imposed in response to the ongoing conflict between Russia and Ukraine. While Strive is implementing and expects to maintain policies and procedures reasonably designed to promote compliance with applicable anti-money laundering and sanctions laws and regulations and take care to only acquire Bitcoin through entities subject to anti-money laundering regulation and related compliance rules in the United States, if Strive is found to have purchased any Bitcoin from bad actors that have used Bitcoin to launder money or persons subject to sanctions, Strive may be subject to regulatory proceedings and any further transactions or dealings in Bitcoin by Strive may be restricted or prohibited. Strive may also incur indebtedness or enter into other financial instruments in the future that may be collateralized by Strive’s Bitcoin holdings.

Strive may pursue strategies to create income streams or otherwise generate funds using Strive’s Bitcoin holdings. These types of Bitcoin-related transactions are the subject of enhanced regulatory oversight. These and any other Bitcoin-related transactions Strive may enter into, beyond simply acquiring and holding Bitcoin, may subject Strive to additional regulatory compliance requirements and scrutiny, including under federal and state and foreign money services regulations, money transmitter licensing requirements and various commodity and securities laws and regulations. Additional laws, guidance and policies may be issued by domestic and foreign regulators following the filing for Chapter 11 bankruptcy protection by FTX, one of the world’s largest cryptocurrency exchanges, in November 2022. In addition, private actors that are wary of Bitcoin or the regulatory concerns associated with Bitcoin have in the past taken and may in the future take further actions that may have an adverse effect on Strive’s business or the market price of Strive’s future securities.

The broader digital assets industry in which Bitcoin exists is subject to counterparty risks, which could adversely impact the adoption rate, price, and use of Bitcoin.

A series of recent high-profile bankruptcies, closures, liquidations, regulatory enforcement actions and other events relating to companies operating in the digital asset industry have highlighted the counterparty risks applicable to owning and transacting in digital assets. Such events could adversely impact Strive’s access to any Bitcoin it acquires and negatively impact the adoption rate and use of Bitcoin. Additional bankruptcies, closures, liquidations, regulatory enforcement actions or other events involving participants in the digital assets industry in the future may further negatively impact the adoption rate, price, and use of Bitcoin, limit the availability to Strive of financing collateralized by Bitcoin, or create or expose additional counterparty risks.

Bitcoin is a highly volatile asset, and fluctuations in the price of Bitcoin are likely to influence Strive’s financial results and the market price of the combined company’s listed securities.

Strive expects to use the proceeds of its securities offerings to directly or indirectly acquire Bitcoin, including through the acquisition of Bitcoin claims. Strive’s financial results, and the market price of its listed securities, would be adversely affected, and its business and financial condition would be negatively impacted, if the price of Bitcoin decreased substantially (as it has in the past, including during 2022), including as a result of:

•	decreased user and investor confidence in Bitcoin, including due to the various factors described herein;

•	increases in the price of Bitcoin at a pace that would prevent Strive from executing on its Bitcoin treasury strategy in a cost-effective manner;

•	investment and trading activities, such as trading activities of highly active retail and institutional users, speculators, miners and investors;

•	actual or expected significant dispositions of Bitcoin by large holders, including the expected liquidation of digital assets associated with entities that have filed for bankruptcy protection and the transfer and sale of Bitcoin associated with significant hacks, seizures, or forfeitures, such as the transfers of Bitcoin to creditors of Mt. Gox and Bitfinex, and liquidation of seized assets of Movie2k and the Silk Road marketplace;

•	actual or perceived manipulation of the spot or derivative markets for Bitcoin or spot Bitcoin ETPs;

•	negative publicity, media or social media coverage, or sentiment due to events in or relating to, or perception of, Bitcoin or the broader digital assets industry, for example, (i) public perception that Bitcoin can be used as a vehicle to circumvent sanctions, including sanctions imposed on Russia or certain regions related to the ongoing conflict between Russia and Ukraine, or to fund criminal or terrorist activities, such as the purported use of digital assets by Hamas to fund its terrorist attack against Israel in October 2023; (ii) expected or pending civil, criminal, regulatory enforcement or other high-profile actions against major participants in the Bitcoin ecosystem, including the SEC’s enforcement actions against Coinbase, Inc. and Binance Holdings Ltd.; (iii) additional filings for bankruptcy protection or bankruptcy proceedings of major digital asset industry participants, such as the bankruptcy proceeding of FTX Trading and its affiliates; and (iv) the actual or perceived environmental impact of Bitcoin and related activities, including environmental concerns raised by private individuals, governmental and non-governmental organizations, and other actors related to the energy resources consumed in the Bitcoin mining process;

•	changes in consumer preferences and the perceived value or prospects of Bitcoin;

•	competition from other digital assets that exhibit better speed, security, scalability, or energy efficiency, that feature other more favored characteristics, that are backed by governments, including the U.S. government, or reserves of fiat currencies, or that represent ownership or security interests in physical assets;

•	a decrease in the price of other digital assets, including stablecoins, or the crash or unavailability of stablecoins that are used as a medium of exchange for Bitcoin purchase and sale transactions, such as the crash of the stablecoin Terra USD in 2022, to the extent the decrease in the price of such other digital assets or the unavailability of such stablecoins may cause a decrease in the price of Bitcoin or adversely affect investor confidence in digital assets generally;

•	the identification of Satoshi Nakamoto, the pseudonymous person or persons who developed Bitcoin, or the transfer of substantial amounts of Bitcoin from Bitcoin wallets attributed to Mr. Nakamoto;

•	developments relating to the Bitcoin protocol, including (i) changes to the Bitcoin protocol that impact its security, speed, scalability, usability, or value, such as changes to the cryptographic security protocol underpinning the Bitcoin blockchain, changes to the maximum number of Bitcoin outstanding, changes to the mutability of transactions, changes relating to the size of blockchain blocks, and similar changes, (ii) failures to make upgrades to the Bitcoin protocol to adapt to security, technological, legal or other challenges, and (iii) changes to the Bitcoin protocol that introduce software bugs, security risks or other elements that adversely affect Bitcoin, or disruptions, failures, unavailability, or interruptions in service of trading venues for Bitcoin, such as, for example, the announcement by the digital asset exchange FTX Trading that it would freeze withdrawals and transfers from its accounts and subsequent filing for bankruptcy protection and the SEC enforcement action brought against Binance Holdings Ltd., which initially sought to freeze all of its assets during the pendency of the enforcement action and has since resulted in Binance discontinuing all fiat deposits and withdrawals in the United States.;

•	the filing for bankruptcy protection by, liquidation of, or market concerns about the financial viability of digital asset custodians, trading venues, lending platforms, investment funds, or other digital asset industry participants, such as the filing for bankruptcy protection by digital asset trading venues FTX Trading and BlockFi and digital asset lending platforms Celsius Network and Voyager Digital Holdings in 2022, the ordered liquidation of the digital asset investment fund Three Arrows Capital in 2022, the announced liquidation of Silvergate Bank in 2023, the government-mandated closure and sale of Signature Bank in 2023, the placement of Prime Trust, LLC into receivership following a cease-and-desist order issued by the Nevada Department of Business and Industry in 2023, and the exit of Binance from the U.S. market as part of its settlement with the Department of Justice and other federal regulatory agencies;

•	regulatory, legislative, enforcement and judicial actions that adversely affect the price, ownership, transferability, trading volumes, legality or public perception of Bitcoin, or that adversely affect the operations of or otherwise prevent digital asset custodians, trading venues, lending platforms or other digital assets industry participants from operating in a manner that allows them to continue to deliver services to the digital assets industry;

•	further reductions in mining rewards of Bitcoin, including due to block reward halving events, which are events that occur after a specific period of time (the most recent of which occurred in April 2024) that reduce the block reward earned by “miners” who validate Bitcoin transactions, or increases in the costs associated with Bitcoin mining, including increases in electricity costs and hardware and software used in mining, or new or enhanced regulation or taxation of Bitcoin mining, which could further increase the costs associated with Bitcoin mining, any of which may cause a decline in support for the Bitcoin network;

•	transaction congestion and fees associated with processing transactions on the Bitcoin network;

•	macroeconomic changes, such as changes in the level of interest rates and inflation, fiscal and monetary policies of governments (such as increased or decreased fiscal austerity), trade restrictions, and fiat currency devaluations;

•	developments in mathematics or technology, including in digital computing, algebraic geometry and quantum computing, that could result in the cryptography used by the Bitcoin blockchain becoming insecure or ineffective; and

•	changes in national and international economic and political conditions, including, without limitation, federal government policies, trade tariffs and trade disputes, the adverse impacts attributable to the current conflict between Russia and Ukraine and the economic sanctions adopted in response to the conflict, and the broadening of the Israel-Hamas conflict to other countries in the Middle East.

Bitcoin holdings and Bitcoin claims are less liquid than cash and cash equivalents and may not be able to serve as a source of liquidity to the same extent as cash and cash equivalents.

Historically, the Bitcoin market has been characterized by significant volatility in price, limited liquidity and trading volumes compared to sovereign currencies markets, relative anonymity, a developing regulatory landscape, potential susceptibility to market abuse and manipulation, compliance and internal control failures at exchanges, and various other risks inherent in its entirely electronic, virtual form and decentralized network. During times of market instability, Strive may not be able to sell any Bitcoin it acquires at favorable prices or at all. For example, a number of Bitcoin trading venues temporarily halted deposits and withdrawals in 2022. As a result, Bitcoin holdings may not be able to serve as a source of liquidity to the same extent as cash and cash equivalents.

Strive may also use proceeds of securities offerings in part to acquire Bitcoin claims, including claims on Bitcoin assets associated with entities that have filed for bankruptcy protection, such as Mt. Gox, or other claims on Bitcoin. Such Bitcoin claims are less liquid than Bitcoin and are subject to additional risks, including the potential for higher price volatility, counterparty risks, and reduced trading volumes as compared to Bitcoin.

Further, Bitcoin held with Strive’s future custodians or transacted with its trade execution partners will not be subject to the same protections as are available to cash or securities deposited with or transacted by institutions subject to regulation by the Federal Deposit Insurance Corporation or the Securities Investor Protection Corporation. Additionally, Strive may be unable to enter into term loans or other capital raising transactions collateralized by any unencumbered Bitcoin it may hold or otherwise generate funds using our Bitcoin holdings, including in particular during times of market instability or when the price of Bitcoin has declined significantly. If Strive is unable to sell any Bitcoin it acquires, enter into additional capital raising transactions, including capital raising transactions using Bitcoin as collateral, or otherwise generate funds using any future Bitcoin holdings, or if Strive is forced to sell Bitcoin at a significant loss, in order to meet its working capital requirements, Strive’s business and financial condition could be negatively impacted.

Strive’s Bitcoin strategy has not been tested.

Strive announced its Bitcoin treasury strategy in May 2025 and such strategy, including any underlying alpha-generating strategies such as the acquisition of discounted Bitcoin claims or the acquisition of target companies at a purchase price discount to their book value or cash assets, has not been tested. In addition, other Bitcoin treasury companies have limited operating histories and their strategies have not been tested over a significant period of time or under varying market conditions. For example, although Strive believes Bitcoin, due to its limited supply, has the potential to serve as a hedge against inflation in the long term, the short-term price of Bitcoin declined in recent periods during which the inflation rate increased. In addition, if Bitcoin treasury companies including Strive trade on multiple-of-net-asset-value, or mNAV, basis of less than 1:00 to 1.00, investor confidence and interest may be negatively impacted. If Bitcoin prices were to decrease or Strive’s Bitcoin treasury strategy otherwise proves unsuccessful, Strive’s financial condition, results of operations, and the market price of its listed securities would be materially adversely impacted.

The availability of spot ETPs for Bitcoin may adversely affect the market price of our listed securities.

On January 10, 2024, the SEC approved the listing and trading of spot Bitcoin ETPs, the shares of which can be sold in public offerings and are traded on U.S. national securities exchanges. Investors may choose to purchase shares of a spot Bitcoin ETP instead of Strive’s Class A common stock. They may do so for a variety of reasons, including if they believe that ETPs offer a “pure play” exposure to Bitcoin that is generally not subject to federal income tax at the entity level as Strive is expected to be, or the other risk factors applicable to an operating business, such as Strive’s existing operating businesses. Additionally, unlike spot Bitcoin ETPs, Strive (i) will not seek for shares of Strive’s Class A common stock to track the value of the underlying Bitcoin it expects to hold before payment of expenses and liabilities, (ii) does not benefit from various exemptions and relief under the Securities Exchange Act of 1934, as amended, including Regulation M, and other securities laws, which enable ETPs to continuously align the value of their shares to the price of the underlying assets they hold through share creation and redemption, (iii) is a Nevada corporation rather than a statutory trust, and does not operate pursuant to a trust agreement that would require Strive to pursue one or more stated investment objectives, and (iv) is not required to provide daily transparency as to its Bitcoin holdings or its daily net asset value. Furthermore, recommendations by broker-dealers to buy, hold, or sell complex products and non-traditional ETPs, or an investment strategy involving such products, may be subject to additional or heightened scrutiny that would not be applicable to broker-dealers making recommendations with respect to Strive’s Class A common stock. Based on how Strive may be viewed in the market relative to ETPs, and other vehicles which offer economic exposure to Bitcoin, such as Bitcoin futures exchange-traded funds, or ETFs, leveraged Bitcoin futures ETFs, and similar vehicles offered on international exchanges, any premium or discount in Strive’s Class A common stock relative to the value of Strive’s future Bitcoin holdings may increase or decrease in different market conditions.

As a result of the foregoing factors, availability of spot ETPs for Bitcoin could have a material adverse effect on the market price of Strive’s securities.

Strive has an evolving business model and strategy.

Strive’s business model has significantly evolved since its inception and Strive expects it to continue to do so in the future. As digital assets become more widely available, Strive expects the services and products associated with them to evolve. In order to stay current with the industry, Strive’s business model may need to evolve as well. As a result, from time to time, Strive may modify aspects of its business model relating to its strategy, including pursuing business opportunities outside of its Bitcoin treasury business or additional opportunities in line with Strive’s existing businesses. In addition, Strive’s Bitcoin treasury strategy itself may continue to develop and shift over time, including changes to the scope, timing, structure or implementation of that strategy, or a potential reduction in emphasis on Bitcoin-related activities altogether.

Strive has also recently initiated an alpha investing strategy, which may include strategic acquisitions of biotech and other companies trading at a discount to their net asset value or net cash balances, such as the proposed acquisition of Semler Scientific, Inc. and recent merger with Asset Entities Inc.. These investments carry unique risks and may differ significantly from Strive’s historical activities. Strive may ultimately determine not to proceed with a specific acquisition or to pivot away from the alpha investing strategy entirely, including for strategic, operational or regulatory reasons. There can be no assurance that any such investments or acquisitions will be completed or, if completed, that such investments or acquisitions will be completed on terms favorable to Strive. In addition, if Strive is able to complete such investments or acquisitions, Strive may be unable to successfully monetize any legacy biotech intellectual property or other assets on terms favorable to Strive. Strive may also incur unexpected costs and encounter other challenges in connection with the wind-down of acquired businesses.

Strive cannot offer any assurance that these or any other modifications will be successful or will not result in harm to its business. These modifications may increase the complexity of Strive’s business and place significant strain on its management, personnel, operations, systems, technical performance, financial resources and internal financial control and reporting functions. Strive may not be able to manage growth effectively, which could damage its reputation, limit its growth and negatively affect its operating results. Further, Strive cannot provide any assurance that it will successfully identify all emerging trends and growth opportunities within Bitcoin treasury business and Strive may lose out on such opportunities. Such circumstances could have a material adverse effect on Strive’s business, prospects, financial condition and operating results.

Strive’s proposed investments in junior tranches of Bitcoin-backed credit structures involve heightened risk and may result in significant losses.

As part of Strive’s alpha investing strategies, Strive may acquire junior or equity tranches of structured pools backed by Bitcoin at discounted levels relative to the underlying collateral. These instruments are typically subordinated to senior tranches in repayment priority and therefore carry a higher risk of loss in the event of adverse market conditions. There can be no assurance that Strive will be able to acquire such instruments at terms favorable to Strive, if at all. In addition, while these investments may offer the potential for superior risk-adjusted returns, especially when purchased at a discount to par value, they are also highly sensitive to declines in the value of the underlying Bitcoin collateral. If Strive is able to acquire such instruments and there is a material decrease in Bitcoin market prices or deterioration in the credit performance of the underlying pool, Strive’s junior tranche holdings could suffer disproportionately large losses, including full principal impairment. In addition, the market for such instruments may be illiquid, and Strive may not be able to sell or hedge it exposure on favorable terms. These risks could adversely affect Strive’s financial condition, results of operations and the performance of its alpha investing strategies more broadly.

Strive’s intended strategy of purchasing distressed Bitcoin litigation claims carries significant legal, operational and market timing risks, which could adversely affect financial performance.

Strive intends to pursue opportunities to acquire Bitcoin-related litigation claims at a discount, including claims tied to finalized legal judgements. There can be no assurance that Strive will be able to acquire such claims at terms favorable to Strive, if at all. In addition, while these claims may offer attractive value accretion relative to prevailing Bitcoin market prices, they also present a number of material risks. These include uncertainty regarding the timing of settlement and distribution, potential legal challenges and appeals by counterparties and the risk that the underlying Bitcoin may not be received within anticipated timeframes, or at all. In addition, Strive may be required to incur significant legal and transaction costs in connection with these claims, regardless of outcome. Any such delays, disputes or legal costs could negatively impact Strive’s ability to execute this strategy effectively or achieve its targeted returns, and may adversely affect its business, results of operations and financial condition.

Failure to effectively manage Strive’s growth could place strains on its managerial, operational and financial resources and could adversely affect its business and operating results.

Strive’s current and future growth, including increases in the number of its strategic relationships, may place a strain on its managerial, operational and financial resources and systems, as well as on its management team. Although Strive may not grow as it expects, if Strive fails to manage its growth effectively or to develop and expand its managerial operational and financial resources and systems, Strive’s business and financial results would be materially harmed.

A significant decrease in the market value of Strive’s Bitcoin holdings could adversely affect its ability to satisfy any financial obligations.

As part of Strive’s Bitcoin strategy, it may incur indebtedness and other fixed charges. Strive may also issue preferred equity and other securities that increase its cash dividend payments. For the year ended December 31, 2024, Strive’s historical operating businesses did not generate positive cash flow from operations. If Strive’s historical operating businesses do not generate cash flow in future periods sufficient to satisfy its financial obligations, including any future debt and cash dividend obligations, Strive intends to fund obligations using cash flow generated by equity or debt financings. Strive’s ability to obtain equity or debt financing may in turn depend on, among other factors, the value of its then-existing Bitcoin holdings, investor sentiment and the general public perception of Bitcoin, Strive’s strategy and Strive’s value proposition, including as compared to other Bitcoin treasury companies. Accordingly, a significant decline in the market value of Strive’s anticipated Bitcoin holdings or a negative shift in these other factors may create liquidity and credit risks, as such a decline or such shifts may adversely impact Strive’s ability to secure sufficient equity or debt financing to satisfy any future financial obligations, including any future debt and cash dividend obligations. These risks could materialize at times when Bitcoin or any Bitcoin claims are trading below their carrying value on Strive’s most recent balance sheet or Strive’s cost basis. As Strive has limited operating assets, Strive may be required to sell Bitcoin or Bitcoin claims to satisfy such future obligations. Any such sale of Bitcoin or Bitcoin claims may have a material adverse effect on Strive’s operating results and financial condition, and could impair Strive’s ability to secure additional equity or debt financing in the future. Strive’s inability to secure additional equity or debt financing in a timely manner, on favorable terms or at all, or to sell its Bitcoin in amounts and at prices sufficient to satisfy its financial obligations, including its debt service and cash dividend obligations, could cause Strive to default under any future debt obligations and have a material adverse effect on Strive’s financial condition.

Strive’s proposed Bitcoin strategies will expose it to risk of non-performance by counterparties.

Strive’s proposed Bitcoin strategies, including proposed alpha-generating strategies, will expose it to the risk of non-performance by counterparties, whether contractual or otherwise. Risk of non-performance includes inability or refusal of a counterparty to perform because of a deterioration in the counterparty’s financial condition and liquidity or for any other reason. For example, Strive’s future partners, custodians, or other counterparties might fail to perform in accordance with the terms of Strive’s agreements with them, which could result in a loss of Bitcoin, a loss of the opportunity to generate funds, or other losses. Strive anticipates that its primary counterparty risk with respect to any Bitcoin treasury strategy is custodian performance obligations under the custody arrangements it expects to enter into in the future. A series of recent high-profile bankruptcies, closures, liquidations, regulatory enforcement actions and other events relating to companies operating in the digital asset industry, including the filings for bankruptcy protection by Three Arrows Capital, Celsius Network, Voyager Digital, FTX Trading and Genesis Global Capital, the closure or liquidation of certain financial institutions that provided lending and other services to the digital assets industry, including Signature Bank and Silvergate Bank, SEC enforcement actions against Coinbase, Inc., Binance Holdings Ltd., and Kraken, the placement of Prime Trust, LLC into receivership following a cease-and-desist order issued by Nevada’s Department of Business and Industry, and the filing and subsequent settlement of a civil fraud lawsuit by the New York Attorney General against Genesis Global Capital, its parent company Digital Currency Group, Inc., and former partner Gemini Trust Company have highlighted the perceived and actual counterparty risk applicable to digital asset ownership and trading. Legal precedent created in these bankruptcy and other proceedings may increase the risk of future rulings adverse to Strive’s interests in the event one or more of Strive’s future custodians becomes a debtor in a bankruptcy case or is the subject of other liquidation, insolvency or similar proceedings.

While Strive expects that any of its future custodians will be subject to regulatory regimes intended to protect customers in the event of a custodial bankruptcy, receivership or similar insolvency proceeding, no assurance can be provided that Strive’s custodially held Bitcoin will not become part of the custodian’s insolvency estate if one or more of Strive’s future custodians enters bankruptcy, receivership or similar insolvency proceedings. Additionally, if Strive pursues any strategies to create income streams or otherwise generate funds using any future Bitcoin holdings, Strive would become subject to additional counterparty risks.

Strive may also have additional counterparty exposure with respect to its Bitcoin counterparties due to Strive’s limited operating history, recent adoption of a Bitcoin treasury strategy, limited Bitcoin treasury experience, proposed alpha-generating strategies and need to establish new counterparty relationships, including the identification, diligence and establishment of new custodial relationships for future Bitcoin purchases. Any significant non-performance by counterparties, including in particular the custodians with which Strive custodies any future Bitcoin, could have a material adverse effect on Strive’s business, prospects, financial condition, and operating results.

Regulatory change reclassifying Bitcoin as a security could lead to Strive’s classification as an “investment company” under the Investment Company Act of 1940 and could adversely affect the market price of Bitcoin and the market price of Strive’s listed securities.

Strive’s future assets are expect to be in future Bitcoin holdings. While senior SEC officials have stated their view that Bitcoin is not a “security” for purposes of the federal securities laws, a contrary determination by the SEC could lead to Strive’s classification as an “investment company” under the Investment Company Act of 1940, which would subject Strive to significant additional regulatory controls that could have a material adverse effect on Strive’s ability to execute on Strive’s Bitcoin strategy, and Strive’s business and operations and may also require Strive to substantially change the manner in which it conducts its business. In addition, if Bitcoin is determined to constitute a security for purposes of the federal securities laws, the additional regulatory restrictions imposed by such a determination could adversely affect the market price of Bitcoin and in turn adversely affect the market price of the combined company’s listed securities.

Strive expects its future assets will be concentrated in Bitcoin.

The vast majority of Strive’s future assets are expected to be concentrated in Bitcoin holdings or claims. The concentration of Strive’s assets in Bitcoin or Bitcoin claims will limit its ability to mitigate risk that could otherwise be achieved by holding a more diversified portfolio of treasury assets.

Future developments regarding the treatment of Bitcoin for U.S. and foreign tax purposes could adversely affect New Strive’s business, operating results, and financial condition.

Due to the new and evolving nature of crypto assets such as Bitcoin and the absence of comprehensive legal and tax guidance with respect to crypto asset products and transactions, including Bitcoin and Bitcoin transactions, many significant aspects of the U.S. and foreign tax treatment of transactions involving crypto assets, such as the purchase and sale of crypto assets, as well as the provision of blockchain rewards and other crypto asset incentives and rewards products, are uncertain, and it is unclear whether, when and what guidance may be issued in the future on the treatment of crypto asset transactions for U.S. and foreign tax purposes. In 2014, the IRS released Notice 2014-21, discussing certain aspects of “virtual currency” for U.S. federal income tax purposes and, in particular, stating that such virtual currency (i) is “property,” (ii) is not “currency” for purposes of the rules relating to foreign currency gain or loss, and (iii) may be held as a capital asset. From time to time, the IRS has released other guidance relating to the tax treatment of virtual currency or crypto assets reflecting the IRS’s position on certain issues. The IRS has not addressed many other significant aspects of the U.S. federal income tax treatment of crypto assets and related transactions.

There continues to be uncertainty with respect to the timing, character, and amount of income inclusions for various crypto asset transactions including, but not limited to, lending and borrowing crypto assets and other crypto asset incentives and products that New Strive expects to offer. Because of the rapidly evolving nature of crypto asset innovations and the increasing variety and complexity of crypto asset transactions and products, it is possible the IRS and various U.S. states may disagree with Strive’s future treatment of certain crypto asset offerings for U.S. tax purposes. Similar uncertainties exist in the foreign markets in which Strive expects to operate with respect to direct and indirect taxes, and these uncertainties and potential adverse interpretations of tax law could impact the amount of tax Strive is required to pay.

There can be no assurance that the IRS, U.S. state revenue agencies, or other foreign tax authorities will not alter their respective positions with respect to crypto assets in the future or that a court would uphold the treatment set forth in existing positions. It also is unclear what additional tax authority positions, regulations, or legislation may be issued in the future on the treatment of existing crypto asset transactions and future crypto asset innovations under U.S. federal, U.S. state, or foreign tax law. Any such developments could result in adverse tax consequences for holders of crypto assets and could have an adverse effect on the value of crypto assets and the broader crypto asset markets. Future technological and operational developments that may arise with respect to crypto assets may increase the uncertainty with respect to the treatment of crypto assets for U.S. and foreign tax purposes. The uncertainty regarding tax treatment of crypto asset transactions could impact Strive’s business.

Bitcoin does not pay interest or dividends.

Bitcoin and Bitcoin claims do not pay interest or other returns and Strive can only generate cash from its Bitcoin holdings if it sells Bitcoin or its Bitcoin claims, is successful with respect to its proposed alpha-generating strategies or implements additional strategies to create income streams or otherwise generate cash by using its future Bitcoin holdings. Even if Strive pursues any such strategies, it may be unable to create income streams or otherwise generate cash from its Bitcoin holdings, and any such strategies may subject Strive and holders of the combined company’s securities to additional risks not applicable to other Bitcoin treasury companies.

Strive will require significant additional capital to support its Bitcoin treasury strategy and existing businesses, and this capital might not be available on favorable terms or at all.

Strive has funded its operations since inception primarily through equity financings. Strive does not expect that its cash flows from operations will continue to fund its Bitcoin treasury strategy or other strategic alternatives, which are capital-intensive and may require substantial funding over time. Strive also intends to continue to make investments in its existing businesses, which investments may require Strive to secure additional funds. Strive may address its capital needs through future equity or debt financings, which may include at-the-market offerings, preferred stock issuances and fixed income financings, issuances of equity in exchange for Bitcoin or Bitcoin claims, or credit arrangements. Additional financing may not be available on terms favorable to Strive, if at all, including due to general macroeconomic conditions, Bitcoin market conditions and any disruptions in the Bitcoin market, competition from other Bitcoin treasury companies or alternate investments, instability in the global banking system, increasing regulatory uncertainty and scrutiny or other unforeseen factors. Any future equity or debt offerings, issuances or credit arrangements may be on unfavorable terms or terms that may not be acceptable to Strive. If Strive incurs indebtedness to finance its existing businesses or treasury strategy, the debt holders would have rights senior to holders of Strive’s common stock to make claims on Strive’s assets, and the terms of any debt could restrict Strive’s operations, including Strive’s ability to pay dividends on its common stock. Furthermore, Strive has authorized the issuance of “blank check” preferred stock that the Strive board of directors could use to, among other things, implement a stockholder rights plan, or issue other shares of preferred stock. If Strive issues additional equity securities, stockholders will experience dilution, and the new equity securities could have rights senior to those of Strive’s currently authorized and issued common stock. The trading prices for Strive’s common stock may be highly volatile, which may reduce Strive’s ability to access capital on favorable terms or at all. In addition, a slowdown or other sustained adverse downturn in the general economic or crypto asset markets could adversely affect Strive’s business and the value of Strive’s Class A common stock. Because Strive’s decision to raise capital in the future will depend on numerous considerations, including factors beyond its control, Strive cannot predict or estimate the amount, timing, or nature of any future issuances of securities. As a result, Strive’s stockholders will bear the risk of future issuances of debt or equity securities reducing the value of its common stock and diluting their interests.

Adverse economic conditions could adversely affect Strive’s business.

Strive’s performance is subject to general economic conditions, and their impact on the crypto asset markets. The United States and other key international economies have experienced cyclical downturns from time to time in which economic activity declined resulting in lower consumption rates, restricted credit, reduced profitability, weaknesses in financial markets, bankruptcies, and overall uncertainty with respect to the economy. Adverse general economic conditions have impacted in the past, and may impact in the future, the cryptoeconomy, although the extent of such impacts remains uncertain and dependent on a variety of factors, including market adoption of crypto assets, global trends in the cryptoeconomy, central bank monetary policies, instability in the global banking system, volatility and disruptions in the capital and credit markets, and other events beyond Strive’s control. Geopolitical developments, such as trade wars and foreign exchange limitations, can also increase the severity and levels of unpredictability globally and increase the volatility of global financial and crypto asset markets. For example, in the past the capital and credit markets have experienced extreme volatility and disruptions, resulting in steep declines in the value of crypto assets. To the extent general economic conditions and crypto assets markets materially deteriorate or decline for a prolonged period, Strive’s business, operating results and financial condition could be adversely affected. Moreover, even if general economic conditions were to improve following any such deterioration, there is no guarantee that the cryptoeconomy would similarly improve.

The nature of Strive’s business requires the application of complex financial accounting rules, and there is limited guidance from accounting standard setting bodies on certain topics. If financial accounting standards undergo significant changes, Strive’s operating results could fluctuate.

The accounting rules and regulations that Strive must comply with, or is expected to be required to comply with in the future, are complex and subject to interpretation by the Financial Accounting Standards Board, or the FASB, the SEC, and various other bodies formed to promulgate and interpret appropriate accounting principles. Recent actions and public comments from the FASB and the SEC have focused on the integrity of financial reporting and internal controls and many companies’ accounting policies are being subjected to heightened scrutiny by regulators and the public. Further, there has been limited precedent for the financial accounting of crypto assets and related valuation and revenue recognition. Moreover, a change in these principles or interpretations could have a significant effect on our reported financial results. For example, in December 2023, the FASB issued Accounting Standards Update No. 2023-08, Intangibles-Goodwill and Other-Crypto Assets (ASU 2023-08): Accounting for and Disclosure of Crypto Assets, which represents a significant change in how entities that hold crypto assets will account for certain of those holdings. Uncertainties in or changes to regulatory or financial accounting standards could result in the need to change Strive’s accounting methods and may retroactively affect previously reported results and impair Strive’s ability to provide timely and accurate financial information, which could adversely affect Strive’s financial statements, result in a loss of investor confidence, and Strive’s business, operating results, and financial condition.

If Strive or its third-party service providers experience a security breach or cyberattack and unauthorized parties obtain access to Strive’s anticipated Bitcoin holdings, or if Strive’s private keys are lost or destroyed, or other similar circumstances or events occur, Strive may lose some or all of its Bitcoin and Strive’s financial condition and results of operations could be materially adversely affected.

Strive expects that substantially all of the Bitcoin it will acquire will be held in custody accounts at U.S.-based institutional-grade digital asset custodians. Strive’s custodial services contracts are not expected to restrict its ability to reallocate its Bitcoin among its custodians, and Strive’s Bitcoin holdings may be concentrated with a single custodian from time to time. Security breaches and cyberattacks are of particular concern with respect to Bitcoin. Bitcoin and other blockchain-based cryptocurrencies and the entities that provide services to participants in the Bitcoin ecosystem have been, and may in the future be, subject to security breaches, cyberattacks, or other malicious activities. For example, in October 2021 it was reported that hackers exploited a flaw in the account recovery process and stole from the accounts of at least 6,000 customers of the Coinbase exchange, although the flaw was subsequently fixed and Coinbase reimbursed affected customers. Similarly, in November 2022, hackers exploited weaknesses in the security architecture of the FTX Trading digital asset exchange and reportedly stole over $400 million in digital assets from customers.

A successful security breach or cyberattack could result in:

•	a partial or total loss of Strive’s Bitcoin in a manner that may not be covered by insurance or the liability provisions of the custody agreements with the custodians who will hold Strive’s Bitcoin;

•	harm to Strive’s reputation and brand;

•	improper disclosure of data and violations of applicable data privacy and other laws; or

•	significant regulatory scrutiny, investigations, fines, penalties, and other legal, regulatory, contractual and financial exposure.

Similar risks will apply to Bitcoin underlying any Bitcoin claims Strive may acquire in the future, and with respect to Strive’s historical operating businesses.

Strive expects that any insurance agreements it enters into with respect to losses of its Bitcoin holdings will cover only a small fraction of the value of the entirety of its future Bitcoin holdings, and there can be no guarantee that such insurance will be maintained as part of the custodial services it enters into or that such coverage will cover losses with respect to its Bitcoin.

Further, any actual or perceived data security breach or cybersecurity attack directed at other companies with digital assets or companies that operate digital asset networks, regardless of whether Strive is directly impacted, could lead to a general loss of confidence in the broader Bitcoin blockchain ecosystem or in the use of the Bitcoin network to conduct financial transactions, which could negatively impact Strive.

In addition, Bitcoin is controllable only by the possessor of both the unique public key and private key(s) relating to the local or online digital wallet in which the Bitcoin is held. While the Bitcoin blockchain ledger requires a public key relating to a digital wallet to be published when used in a transaction, private keys must be safeguarded and kept private in order to prevent a third party from accessing the Bitcoin held in such wallet. To the extent the private key(s) for a digital wallet are lost, destroyed, or otherwise compromised and no backup of the private key(s) is accessible, neither Strive nor its custodians will be able to access the Bitcoin held in the related digital wallet. Furthermore, Strive cannot provide assurance that its digital wallets, nor the digital wallets of Strive’s custodians held on its behalf, will not be compromised as a result of a cyberattack. The Bitcoin and blockchain ledger, as well as other digital assets and blockchain technologies, have been, and may in the future be, subject to security breaches, cyberattacks, or other malicious activities.

Attacks upon systems across a variety of industries, including industries related to Bitcoin and financial services, are increasing in frequency, persistence, and sophistication, and, in many cases, are being conducted by sophisticated, well-funded and organized groups and individuals, including state actors. The techniques used to obtain unauthorized, improper or illegal access to systems and information (including personal data and digital assets), disable or degrade services, or sabotage systems are constantly evolving, may be difficult to detect quickly, and often are not recognized or detected until after they have been launched against a target. These attacks may occur on Strive’s systems or those of Strive’s third-party service providers or partners. Strive may experience breaches of its security measures due to human error, malfeasance, insider threats, system errors or vulnerabilities or other irregularities. In particular, Strive expects that unauthorized parties will attempt to gain access to its systems and facilities, as well as those of its partners and third-party service providers, through various means, such as hacking, social engineering, phishing and fraud. Threats can come from a variety of sources, including criminal hackers, hacktivists, state-sponsored intrusions, industrial espionage, and insiders. In addition, certain types of attacks could harm Strive even if Strive’s systems are left undisturbed. For example, certain threats are designed to remain dormant or undetectable, sometimes for extended periods of time, until launched against a target and Strive may not be able to implement adequate preventative measures. Further, there has been an increase in such activities due to the increase in work-from-home arrangements. The risk of cyberattacks could also be increased by cyberwarfare in connection with the ongoing Russia-Ukraine and Israel-Hamas conflicts, or other future conflicts, including potential proliferation of malware into systems unrelated to such conflicts. Any future breach of Strive’s operations or those of others in the Bitcoin or financial services industries, including third-party services on which Strive relies, could materially and adversely affect Strive’s financial condition and results of operations.

If Strive is unable to recruit or retain skilled personnel, or if it loses the services of Matt Cole, Strive’s business, operating results, and financial condition could be materially adversely affected.

Strive’s future success depends on Strive’s continuing ability to attract, train, assimilate, and retain highly skilled personnel. There has historically been significant competition for qualified employees in the technology industry, and such competition may be further amplified by evolving restrictions on immigration, travel, or availability of visas for skilled technology workers. Strive may not be able to retain its current key employees or attract, train, assimilate, and retain other highly skilled personnel in the future, particularly at times when Strive undergoes significant headcount reductions. Strive’s future success also depends in large part on the continued service of Matt Cole. If Strive were unable to attract, train, assimilate, and retain the highly skilled personnel it needs, or Strive were to lose the services of Matt Cole, its business, operating results, and financial condition could be materially adversely affected.

Strive may be subject to material litigation, including individual and class action lawsuits, as well as investigations and enforcement actions by regulators and governmental authorities.

Strive may from time to time become subject to claims, arbitrations, individual and class action lawsuits, government and regulatory investigations, inquiries, actions or requests, including with respect to employment matters, and other proceedings alleging violations of laws, rules and regulations, both foreign and domestic. The scope, determination and impact of claims, lawsuits, government and regulatory investigations, enforcement actions, disputes and proceedings to which Strive is subject cannot be predicted with certainty, and may result in:

•	substantial payments to satisfy judgments, fines or penalties;

•	substantial outside counsel legal fees and costs;

•	additional compliance and licensure requirements;

•	loss or non-renewal of existing licenses or authorizations, or prohibition from or delays in obtaining additional licenses or authorizations, required for Strive’s business;

•	loss of productivity and high demands on employee time;

•	criminal sanctions or consent decrees;

•	termination of certain employees, including members of Strive’s executive team;

•	barring of certain employees from participating in Strive’s business in whole or in part;

•	orders that restrict or suspend Strive’s business or prevent Strive from offering certain products or services;

•	changes to Strive’s business model and practices;

•	delays and/or interruptions to planned transactions, product launches or improvements; and

•	damage to Strive’s brand and reputation.

Any such matters can have an adverse impact, which may be material, on Strive’s business, operating results or financial condition because of legal costs, diversion of management resources, reputational damage and other factors.

Strive’s Bitcoin treasury business will not subject to legal and regulatory obligations that apply to investment companies such as mutual funds and exchange-traded funds, or to obligations applicable to investment advisers.

Mutual funds, ETFs and their directors and management are subject to extensive regulation as “investment companies” and “investment advisers” under U.S. federal and state law; this regulation is intended for the benefit and protection of investors. Strive’s Bitcoin treasury business is not subject to, and does not intend to otherwise voluntarily comply with, these laws and regulations other than as may be required with respect to its existing wealth management (until the disposal thereof) and asset management businesses. This means, among other things, that the execution of or changes to Strive’s Bitcoin strategy, our use of leverage, the manner in which Strive’s Bitcoin is custodied, Strive’s ability to engage in transactions with affiliated parties and Strive’s operating and investment activities generally with respect to its Bitcoin strategy are not subject to the extensive legal and regulatory requirements and prohibitions that apply to investment companies and investment advisers. For example, no shareholder or regulatory approval would be necessary with respect to a significant change in Strive’s Bitcoin strategy. Consequently, Strive’s board of directors and management are expected to have broad discretion over the investment, leverage and cash management policies it authorizes, whether in respect of Strive’s future Bitcoin holdings or other activities it may pursue, and have the power to change Strive’s current policies, including Strive’s strategy of acquiring and holding Bitcoin.

Strive’s historical asset management business is subject to business, legal and regulatory obligations.

Strive’s existing asset management business is subject to various laws and regulations, including the Investment Advisers Act of 1940, the Investment Company Act of 1940, the Securities Act of 1933 and the Securities Exchange Act of 1934, and Strive’s asset management business subsidiary, following completion of the Transactions, is expected to continue to be a registered investment adviser, subject to periodic SEC examinations, marketing-rule compliance, fund-reporting obligations and other requirements. Failure by Strive and its business to comply with these and other rules applicable to the asset management business may materially and adversely impact Strive’s business, operating results, and financial condition. In addition, the asset management business could distract Strive’s management team from pursuing or executing on the Bitcoin treasury business or limit Strive’s ability to pursue new opportunities.

The trading price of Strive’s Class A common stock is likely to be volatile and subject to wide price fluctuations

The trading price of Strive’s Class A common stock is likely to be volatile and subject to wide price fluctuations in response to various factors, including:

•	market conditions in the broader stock market in general, or in Strive’s industry in particular;

•	actual or anticipated fluctuations in Strive’s quarterly financial and operating results;

•	introduction of new products and services by Strive or its competitors;

•	issuance of new or changed securities analysts’ reports or recommendations;

•	sales of large blocks of Strive’s stock;

•	additions or departures of key personnel;

•	regulatory developments;

•	litigation and governmental investigations; and

•	economic and political conditions or events.

These and the other factors described herein may cause the market price and demand for Strive’s Class A common stock to fluctuate substantially, which may limit or prevent investors from readily selling their shares of Class A common stock and may otherwise negatively affect the liquidity of the Class A common stock. In addition, in the past, when the market price of other companies’ stock has been volatile, holders of that stock have instituted securities class action litigation against them. If any of Strive’s stockholders brought a lawsuit against it, Strive could incur substantial costs defending the lawsuit. Such a lawsuit could also divert the time and attention of our management from Strive’s business.

Insiders may have influence over Stride and could limit your ability to influence the outcome of key transactions, including a change of control.

Certain existing holders of Strive, including Vivek Ramaswamy, by virtue of Strive’s dual-class structure, control a majority of the voting power of the Strive’s Class A common stock. As a result, such shareholders will continue to be able to influence matters requiring approval by Strive’s shareholders, including the election of directors and the approval of mergers or other extraordinary transactions. Further, pursuant to the Strive’s Articles of Incorporation, Vivek Ramaswamy has the right, subject to certain requirements, to cause Strive’s Class B common stock to convert into Strive Class A common stock.

Such shareholders may also have interests that differ from yours, including as a result of holding other investments, and may vote in a way with which you disagree and which may be adverse to your interests, including in connection with a change of control of Strive or premiums received in connection with a sale of Strive.

These risks may be exacerbated if other shareholders (or a group of affiliated shareholders) were to exercise majority voting control of Strive, including if Strive’s current significant shareholders were to sell a significant portion of their shares in Strive.

Strive does not anticipate paying any cash dividends or other distributions in the foreseeable future.

Strive currently intends to retain its future earnings, if any, for the foreseeable future, to fund the development and growth of its business. Strive does not intend to pay any dividends or make other distributions to holders of its common stock for the foreseeable future. As a result, capital appreciation in the price of Strive’s common stock, if any, will be the only source of gain on an investment in Strive’s common stock.

Sales of substantial amounts of Strive Class A common stock in the open market by significant shareholders of Strive could depress Strive’s stock price.

A significant portion of Strive’s total outstanding shares may be sold into the public market in the near future, which could cause the market price of Strive’s Class A common stock to drop significantly, even if Strive’s business is doing well. Sales of Strive’s Class A common stock (or the perception that these sales may occur), coupled with the number of outstanding shares of Strive Class A common stock that may be freely resold, may affect the market for, and the market price of, Strive’s Class A common stock in an adverse manner. If Strive’s shareholders sell substantial amounts of Strive Class A common stock in the public market, the market price of the Strive Class A common stock may decrease. These sales might also make it more difficult for Strive to raise capital by selling equity or equity-related securities at a time and price that it otherwise would deem appropriate.

Strive will incur increased costs as a result of operating as a public company, and Strive’s management will be required to devote substantial time to new compliance initiatives and corporate governance practices.

As a public company, and particularly after Strive is no longer an “emerging growth company,” Strive will incur significant legal, accounting and other expenses that Strive did not incur as a private company. The Sarbanes-Oxley Act of 2002, or SOX, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of Nasdaq and other applicable securities rules and regulations impose various requirements on public companies (including companies listed on Nasdaq), including establishment and maintenance of effective disclosure and financial controls and corporate governance practices.

The expenses incurred by public companies generally for reporting and corporate governance purposes have been increasing. Strive expects that it will need to hire additional accounting, finance, compliance and other personnel or engage outside consultants in connection with becoming, and Strive’s efforts to comply with the requirements of being, a public company and its management and other personnel will need to devote a substantial amount of time towards maintaining compliance with these requirements. These requirements will increase Strive’s legal and financial compliance costs and will make some activities more time-consuming and costly. For example, Strive expects that the rules and regulations applicable to it as a public company may make it more difficult and more expensive for Strive to obtain certain types of insurance, including director and officer liability insurance, and Strive may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. These laws and regulations could also make it more difficult for Strive to attract and retain qualified persons to serve on its board of directors, its committees, or as executive officers.

Strive is currently evaluating these rules and regulations, and cannot predict or estimate the amount of additional costs Strive may incur or the timing of such costs. These rules and regulations are often subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. Furthermore, if Strive is unable to satisfy its obligations as a public company, it could be subject to delisting of its securities, fines, sanctions and other regulatory action and potentially civil litigation.

Strive is a “controlled company” within the meaning of the Nasdaq Stock Market Rules because Strive’s insiders beneficially own more than 50% of the voting power of Strive’s outstanding voting securities.

Certain existing shareholders of Strive, including Vivek Ramaswamy collectively beneficially own more than 50% of the voting power of Strive’s outstanding voting securities and Strive is a “controlled company” within the meaning of the listing rules of Nasdaq. So long as such shareholders collectively beneficially own more than 50% of the voting power of Strive and subject to applicable Nasdaq transition requirements, Strive may rely on certain exemptions from corporate governance rules, including an exemption from the rule that a majority of Strive board of directors must be independent directors. Because Strive elected to rely on the “controlled company” exemption, a majority of the members of Strive’s board of directors may not be independent directors, and Strive’s nominating and corporate governance and compensation committees may not consist entirely of independent directors. Strive’s status as a controlled company could cause the shares of Strive’s Class A common stock to be less attractive to certain investors or otherwise harm Strive’s trading price. As a result, Strive sharesholders do not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

Strive is an “emerging growth company” under the JOBS Act and is able to avail itself of reduced disclosure requirements applicable to emerging growth companies, which could make its securities less attractive to investors.

Strive is an “emerging growth company,” as defined in the JOBS Act, and intends to utilize certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies,” including not being required to comply with the auditor attestation requirements of Section 404(b) of SOX, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. In addition, Section 107 of the JOBS Act also provides that an emerging growth company can utilize the extended transition period provided in Section 7(a)(2)(B) of the Securities Act, for complying with new or revised accounting standards. New Strive will not utilize the extended transition period provided under Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards.

Strive cannot predict if investors will find its securities less attractive because Strive may rely on these exemptions. If some investors find Strive’s securities less attractive as a result, there may be a less active trading market for Strive’s securities and the price of Strive’s securities may be more volatile. Strive may utilize these exemptions until such time that it is no longer an emerging growth company. Strive would cease to be an emerging growth company upon the earliest to occur of (i) the last day of the fiscal year in which it has more than $1.235 billion in annual revenue; (ii) the last day of the fiscal year in which it will qualify as a “large accelerated filer”; (iii) the date on which Strive will have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt securities; and (iv) December 31, 2028, the last day of the fiscal year in which the fifth anniversary of the effectiveness of the registration statement for its predecessor company’s initial public offering occurs.

If Strive fails to implement effective internal control over financial reporting, such failure could result in material misstatements in its financial statements, cause investors to lose confidence in Strive’s reported financial and other public information and have a negative effect on the trading price of Strive’s securities.

Prior to its September 2025 business combination, Strive operated as a private company, and accordingly, Strive has had relatively less accounting personnel and other resources to address internal controls as compared to a typical public company. Effective internal control over financial reporting is necessary for Strive to provide reliable financial reports and, together with adequate disclosure controls and procedures, designed to prevent fraud. Strive cannot assure you that the robust internal control and financial reporting requirements Strive will seek to adopt as the result of being a public company will not lead to the discovery of past or future control deficiencies in Strive’s financial reporting. Any failure to identify and remediate past control deficiencies, or to implement required new or improved controls, or difficulties encountered in their implementation, could cause Strive to fail to meet its reporting obligations.

In connection with its September 2025 business combination, Strive became a public company in the United States subject to SOX. Section 404(a) of SOX, or Section 404, requires management of public companies to develop and implement internal control over financial reporting and evaluate the effectiveness thereof. Strive will be required to disclose changes made in Strive’s internal controls and procedures and Strive’s management will be required to assess the effectiveness of these controls annually. This assessment will need to include disclosure of any material weaknesses identified by Strive’s management in its internal control over financial reporting. In particular, Strive will be required to furnish a report by management on, among other things, the effectiveness and any material weaknesses of Strive’s internal control over financial reporting beginning with its annual report on Form 10-K for the year ended December 31, 2025. However, for as long as Strive is an “emerging growth company” under the JOBS Act, Strive’s independent registered public accounting firm will not be required to attest to the effectiveness of Strive’s internal control over financial reporting pursuant to Section 404 of SOX, which may otherwise be applicable beginning with its annual report on Form 10-K for the year ended December 31, 2025. An independent assessment of the effectiveness of Strive’s internal controls by Strive’s registered public accountant could detect past or future problems that Strive’s management’s assessment might not. Any testing by Strive conducted in connection with Section 404 of SOX, or any subsequent testing by Strive’s independent registered public accounting firm, may reveal deficiencies in its internal control over financial reporting that are deemed to be material weaknesses or that may require prospective or retroactive changes to Strive’s financial statements or identify areas for further attention or improvement. In particular, undetected past or future material weaknesses in Strive’s internal controls could lead to financial statement restatements and require Strive to incur the expense of remediation and the trading price of Strive’s securities may suffer. Strive may also not be able to conclude on an ongoing basis that it has effective internal control over financial reporting in accordance with Section 404 or may not be able to remediate some of the identified deficiencies in time to meet the deadline imposed by SOX for compliance with the requirements of Section 404.

The process of designing, implementing and maintaining effective internal controls is a continuous effort that will require Strive to anticipate and react to changes in its business and the economic and regulatory environments and to expend significant resources to maintain a system of internal controls that is adequate to satisfy Strive’s reporting obligations as a public company. If Strive fails to design, implement and maintain effective internal controls and financial reporting procedures, it could severely inhibit its ability to accurately report its results of operations and result in material misstatements in its financial statements, impair its ability to raise revenue, subject Strive to regulatory scrutiny and sanctions and cause investors to lose confidence in its reported financial information, which in turn could have a negative effect on the business and the trading price of Strive’s securities. Additionally, ineffective internal control over financial reporting could result in deficiencies that are deemed material weaknesses, and any such material weaknesses could result in Strive’s failure to detect a material misstatement of Strive’s annual or quarterly consolidated financial statements or disclosures. Ineffective internal control over financial reporting could also expose Strive to increased risk of fraud or misuse of corporate assets and subject Strive to potential delisting from Nasdaq, regulatory investigations, civil or criminal sanctions and lawsuits. In addition, Strive’s internal control over financial reporting will not prevent or detect all errors or fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Because of the inherent limitations in all internal control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud will be detected.

Case law in Nevada may be less likely to provide guidance for specific fact scenarios than in Delaware.

Strive is a Nevada corporation. Because of Delaware’s prominence as a state of incorporation for many large corporations, the Delaware courts have developed considerable expertise in dealing with corporate issues and a substantial body of case law has developed construing Delaware law under certain sets of facts. While Nevada also has adopted comprehensive, modern and flexible corporate law statutes, because the volume of Nevada case law concerning the effects of its statutes and regulations is more limited, Strive may experience, and its stockholders may experience, less predictability with respect to the legal requirements in connection with corporate affairs and transactions, and stockholders’ rights to challenge them in specific situations where the application of the statute may be open to differing interpretations.

Strive’s directors and officers are protected from liability for a broad range of actions.

Nevada law, by default, with certain specific exceptions, eliminates the liability of directors and officers, to a corporation or its stockholders, except where (i) the presumption that such director or officer has acted in good faith, with a view to the interests of the corporation has been rebutted, and (ii) it is proven that such director’s or officer’s act or failure to act was a breach of his or her fiduciary duties and involved intentional misconduct, fraud or a knowing violation of law. Strive’s articles of incorporation provide that, to the fullest extent permitted by Nevada law, its directors and officers will not be individually liable to it or any of its stockholders or creditors for damages as a result of any act or failure to act their respective capacities as a director or officer.

Strive’s Articles of Incorporation will provide that the Eighth Judicial District Court of Clark County, Nevada is the sole and exclusive forum for substantially all disputes between New Strive and its shareholders, which could limit Strive shareholders’ ability to obtain a favorable judicial forum for disputes with Strive or its directors, officers or employees.

Strive’s articles of incorporation provide that the Eighth Judicial District Court of Clark County, Nevada is the sole and exclusive forum for substantially all disputes between Strive and its shareholders, which could limit Strive shareholders’ ability to obtain a favorable judicial forum for disputes with Strive or its directors, officers or employees. Strive’s articles of incorporation provide that, unless Strive consents in writing to the selection of an alternative forum, to the fullest extent permitted by applicable law the Eighth Judicial District Court of Clark County, Nevada is the sole and exclusive forum for any or all actions, suits or proceedings, whether civil, administrative or investigative or that asserts any claim or counterclaim: (a) brought in Strive’s name or right or on its behalf, (b) asserting a claim for breach of any fiduciary duty owed by any of Strive’s current or former directors, officers, stockholders, employees, agents or fiduciaries or its shareholders, (c) for any internal action (as defined in NRS 78.046), including any action asserting a claim against Strive arising pursuant to any provision of NRS Chapters 78 or 92A, any provision of Strive’s amended and restated articles of incorporation or its amended and restated bylaws, any agreement entered into pursuant to NRS 78.365 or as to which the NRS confers jurisdiction on the district court of the State of Nevada, (d) to interpret, apply, enforce or determine the validity of Strive’s amended and restated articles of incorporation or its amended and restated bylaws or (e) governed by the internal affairs doctrine. The choice of forum provision may limit a shareholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with Strive or its directors, officers, or other employees, which may discourage such lawsuits against Strive and its directors, officers and other employees. Alternatively, if a court were to find the choice of forum provision contained in Strive’s amended and restated articles of incorporation to be inapplicable or unenforceable in an action, Strive may incur additional costs associated with resolving such action in other jurisdictions, which could adversely affect Strive’s business, financial condition and results of operations.

Strive’s Articles of Incorporation include a corporate opportunity waiver.

To the fullest extent permitted under the Nevada Revised Statues, or NRS, Strive’s articles of incorporation renounce any interest or expectancy of Strive in, or in being offered an opportunity to participate in, business opportunities that are presented to members of Strive’s board of directors of who are not employees, or a Non-Employee Director, (including any Non-Employee Director who serves as an officer in both his or her director and officer capacities). Strive’s Non-Employee Directors and their respective affiliates will not (to the fullest extent permitted by applicable law) have any liability to Strive for any breach of fiduciary duty for engaging in any such activities or from not disclosing any corporate opportunities to Strive or from pursuing or acquiring such opportunities themselves or offering or directing such opportunities to any other person. As a result of these provisions, Strive may be not be offered certain corporate opportunities that could be beneficial, or Strive’s Non-Employee Directors may direct such opportunities to certain other businesses in which they are engaged (or such other businesses may otherwise pursue such opportunities) causing them to compete with Strive, which may cause such opportunities not to be available to Strive or to become more expensive or difficult for Strive to pursue, which could adversely impact Strive’s business or prospects. Shareholders of Strive are deemed to have notice of and have consented to these provisions of its articles of incorporation.

Strive’s governing documents and Nevada law could discourage takeover attempts and other corporate governance changes.

Strive’s articles of incorporation and bylaws contain provisions that could delay or prevent a change in control of Strive. These provisions could also make it difficult for shareholders to elect directors that are not nominated by the current members of the Strive board of directors or take other corporate actions, including effecting changes in its management.

These provisions include the following provisions:

•	permit the board of directors to establish the number of directors and fill any vacancies and newly created directorships;

•	provide that Strive’s board of directors is classified into three classes with staggered, three-year terms and that directors may only be removed by the affirmative vote of the holders of not less than two-thirds of the voting power of the shares then entitled to vote generally in the election of directors, voting together as a single class;

•	require super-majority voting to amend certain provisions in Strive’s articles of incorporation and bylaws;

•	authorize the issuance of “blank check” preferred stock that Strive’s board of directors could use to implement a stockholder rights plan;

•	specify that special meetings of shareholders can be called only by the affirmative vote of a majority of the entire board of directors;

•	provide that the board of directors is expressly authorized to make, alter or repeal the bylaws;

•	provide that vacancies on the board of directors may be filled only by a majority of directors then in office, even though less than a quorum;

•	prohibit cumulative voting in the election of directors;

•	restrict the forum for certain litigation against Strive to Nevada;

•	restrict the forum for certain litigation against Strive to the federal district courts of the United States;

•	reflect the dual class structure of Strive’s common stock; and

•	establish advance notice requirements for nominations for election to Strive’s board of directors or for proposing matters that can be acted upon by shareholders at annual shareholder meetings.

In addition, after certain events specified in Strive’s articles of incorporation, Strive will be subject to Nevada’s statute on combinations with interested shareholders. These provisions may prohibit large shareholders, in particular those owning 10% or more of the voting power of Strive’s outstanding voting stock, from merging or combining with Strive for a period of time.

If securities or industry analysts do not publish or cease publishing research, or publish inaccurate or unfavorable research, about Strive’s business, the price of Strive’s Class A common stock and its liquidity could decline.

The trading market for Strive’s securities may be influenced by the research and reports that securities or industry analysts publish about Strive or Strive’s business, market or competitors. Strive will not have any control over these analysts. If securities and industry analysts do not cover Strive, cease coverage of Strive, downgrade Strive’s securities, or publish inaccurate or unfavorable research about Strive’s business, the market price and trading volume for Strive’s securities may be negatively affected. In light of the unpredictability inherent in Strive’s anticipated businesses, Strive’s financial outlook commentary may differ from analysts’ expectations, which could cause volatility to the price of Strive’s securities.

Risks Related to the Merger

Unless these supplemental risk factors indicate otherwise, or the context otherwise requires, references to the term “Strive” means Strive, Inc. and “Semler Sci” means Semler Scientific, Inc.

The ability of Strive and Semler Sci to complete the proposed business combination, or Merger, pursuant to that certain Agreement and Plan of Merger dated September 22, 2025 between Strive and Semler Sci, or the Merger Agreement, is subject to various closing conditions, including the receipt of approval of Semler Sci stockholders and the receipt of antitrust clearance from governmental authorities, which may impose conditions that could adversely affect Strive or Semler Sci or cause the Merger to be abandoned. Failure to complete the Merger, or significant delays in completing the Merger, could negatively affect the trading price of Strive and Semler Sci common stock or other securities and the future business and financial results of Strive and Semler Sci.

The Merger is subject to customary conditions, including, among others, (i) the approval and adoption of the Merger Agreement by the holders of a majority of the outstanding shares of Semler Sci’s common stock, $0.001 par value per share, or the Semler Sci common stock, (ii) the approval and adoption of the issuance of shares of Strive’s Class A common stock, par value $0.001 per share, in connection with the Merger, as contemplated by the Merger Agreement, by holders of a majority of the outstanding voting power of the outstanding shares of Strive Class A common stock and Strive’s Class B common stock, $0.001 par value per share, which approval and adoption was obtained effective as of September 22, 2025, (iii) the absence of any applicable law, regulation, injunction, judgment, order or decree preventing or making illegal the consummation of the Merger or any of the other transactions contemplated by the Merger Agreement (or in the case of Strive’s obligation to close, imposing a Burdensome Condition (as defined in the Merger Agreement)), (iv) the absence of pending litigation or similar legal action by any governmental authority (in any jurisdiction in which Strive, Semler Sci or any of their respective subsidiaries conducts material operations) seeking to prohibit or restrain the Merger (or in the case of Strive’s obligation to close, seeking to impose a Burdensome Condition); (v) the early termination or expiration of any applicable waiting period or periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, or the HSR Act (or in the case of Strive’s obligations to close, without the imposition of a Burdensome Condition); (vi) compliance by Strive and Semler Sci in all material respects with their respective obligations under the Merger Agreement and (vii) subject in most cases to exceptions that do not rise to the level of a “Parent Material Adverse Effect” or a “Company Material Adverse Effect” (each as defined in the Merger Agreement), as applicable, the accuracy of representations and warranties made by Strive and Semler Sci, respectively. The obligation of Strive and Semler Sci to consummate the Merger is also subject to there not having occurred an event that has had or would reasonably be expected to have, individually or in the aggregate, a “Parent Material Adverse Effect” or “Company Material Adverse Effect”, respectively. If the foregoing conditions are not satisfied or waived, one or both of Strive or Semler Sci would not be required to complete the Merger.

Strive and Semler Sci have not yet obtained stockholder approval from Semler Sci’s stockholders or the regulatory consents and approvals, required to complete the Merger. Governmental or regulatory agencies could seek to block or challenge the Merger or could impose restrictions as conditions to approving the Merger. Strive and Semler Sci will be unable to complete the Merger until the waiting period under the HSR Act has expired or been terminated. Regulatory authorities may impose certain requirements or obligations as conditions for their approval. If the required governmental approvals are not received, or they are not received on terms that satisfy the conditions set forth in the Merger Agreement, then Strive will not be obligated to complete the Merger.

Strive and Semler Sci believe that the Merger will receive the necessary antitrust clearance. However, there can be no assurance that a challenge to the Merger on antitrust grounds will not be made or, if such a challenge is made, of the result of such challenge.

Additionally, even after the statutory waiting period under the antitrust laws and even after completion of the Merger, governmental authorities could seek to block or challenge the Merger as they deem necessary or desirable in the public interest. In addition, in some jurisdictions, a private party could initiate an action under the antitrust laws challenging or seeking to enjoin the Merger, before or after they are completed. Strive or Semler Sci may not prevail and may incur significant costs in defending or settling any action under the antitrust laws.

The special meetings at which the Strive shareholders and the Semler Sci stockholders will vote on the transactions contemplated by the Merger Agreement may take place before antitrust clearance under the HSR Act has been obtained and, in cases where it has not been obtained, before the terms of any conditions to obtain such antitrust clearance that may be imposed are known. As a result, if stockholder approval of the transactions contemplated by the Merger Agreement is obtained at such meetings, Strive or Semler Sci may make decisions after the meetings to waive a condition or approve certain actions required to obtain the necessary approvals without seeking further stockholder approval. Such actions could have an adverse effect on the combined company.

If Strive and Semler Sci are unable to complete the Merger, or there is a significant delay in completing the Merger, Strive and Semler Sci would be subject to a number of risks, including the following:

•	Strive and Semler Sci would not realize the anticipated benefits of the Merger;

•	the attention of management of Strive or Semler Sci may have been diverted to the Merger rather than to its own operations and the pursuit of other opportunities that could have been beneficial to Strive or Semler Sci, as the case may be;

•	the potential loss of key personnel during the pendency of the Merger as employees may experience uncertainty about their future roles with the combined company;

•	Each of Strive and Semele Sci will have been subject to certain restrictions on the conduct of its business, which may prevent it from making certain acquisitions or dispositions or pursuing certain business opportunities while the Merger is pending;

•	the trading price of Strive’s Class A common stock, Semler Sci’s common stock or other securities may decline to the extent that the current market prices reflect a market assumption that the Merger will be completed; and

•	the parties may be liable for damages to one another, or Semler Sci has to pay a termination fee to Strive, under the Merger Agreement.

Neither Strive nor Semler Sci can provide assurance that the various closing conditions will be satisfied and that the required governmental approvals and other approvals will be obtained, or that any required conditions will not materially adversely affect the combined company following the Merger. In addition, neither Strive nor Semler Sci can provide no assurance that these conditions will not result in the abandonment or delay of the Merger. The occurrence of any of these events individually or in combination could have a material adverse effect on either Strive’s or Semler Sci’s results of operations and the trading price of of their respective securities.

The Merger Agreement contains provisions that limit Strive’s ability and Semler Sci’s ability to pursue alternatives to the Merger and could discourage a potential competing transaction counterparty from making a favorable alternative transaction proposal to Strive or Semler Sci.

The Merger Agreement contains provisions that make it more difficult for each of Strive and Semler Sci to be acquired by, or enter into certain combination transactions with, a third party, including constraints preventing the acquisition or merger of Strive and Semler Sci by or with a third party, and certain restrictions on capital expenditures and restrictions on loan transactions and incurrences of indebtedness on Semler Sci.

The Merger Agreement contains certain provisions that restrict Semler Sci’s ability to, among other things, solicit, initiate or take any action to knowingly facilitate or knowingly encourage the submission of certain alternative transaction proposals, or enter into or participate in any discussions or negotiations with, furnish any information relating to Semler Sci or any of its subsidiaries or afford access to the business, properties, assets, books or records of Semler Sci or any of its subsidiaries to, otherwise knowingly cooperate in any way with, or knowingly assist, participate in, facilitate or knowingly encourage any effort by, any third party that Semler Sci knows, or should reasonably be expected to know, is seeking to make, or has made, such an alternative transaction proposal. In addition, even in circumstances in which Semler Sci is permitted under the Merger Agreement to entertain an alternative transaction proposal, Strive would have an opportunity to offer to revise the terms of the Merger Agreement before Semler Sci may decide to withhold, qualify or modify its recommendation with respect to the Merger in a manner adverse to the other party. If Semler Sci’s board of directors withholds, qualifies or modifies in a manner adverse to Strive its recommendation with respect to the Merger or in certain other circumstances, Semler Sci may be required to pay a termination fee of $49 million to Strive in cash or bitcoin at Strive’s election, as contemplated by the Merger Agreement.

Additionally, while Semler Sci is permitted under the Merger Agreement to entertain an alternative transaction proposal and make a Company Adverse Recommendation Change (as defined in the Merger Agreement), Semler Sci will still nonetheless be subject to all of its obligations under the Merger Agreement, including, the obligation to hold the Semler Sci stockholder meeting to vote to approve and adopt the Merger Agreement.

These provisions could discourage a potential third-party acquirer or merger partner that might have an interest in acquiring or combining with all or a significant portion of Semler Sci or pursuing an alternative transaction from considering or proposing such a transaction.

Until the closing of the Merger or the termination of the Merger Agreement in accordance with its terms, Strive and Semler Sci are prohibited from entering into certain transactions and taking certain actions that might otherwise be beneficial to Strive or Semler Sci, as applicable, and their respective stockholders.

After the date of the Merger Agreement and prior to the Effective Time (as defined in the Merger Agreement), the Merger Agreement restricts Strive and Semler Sci from taking specified actions without the written consent of the other party (such consent not to be unreasonably withheld, conditioned or delayed) and requires that the businesses of Semler Sci be conducted in all material respects in the ordinary course of business consistent with past practice. These restrictions may prevent Strive or Semler Sci from making appropriate changes to their respective businesses or organizational structures or from consummating attractive business opportunities that may arise prior to the closing of the Merger, or the Closing, and could have the effect of delaying or preventing other strategic transactions. Adverse effects arising from the pendency of the Merger could be exacerbated by any delays in the Closing or termination of the Merger Agreement.

The Merger may distract Strive’s and Semler Sci’s respective management teams from their other responsibilities and the Merger Agreement may limit each of Strive’s and Semler Sci’s ability to pursue new opportunities.

The Merger could cause each of Strive’s and Semler Sci’s management teams to focus their time and energies on matters related to the Transactions (as defined in the Merger Agreement) that otherwise would be directed to the companies’ businesses and operations. Any such distraction on the part of Strive’s and Semler Sci’s management teams could affect each of Strive’s and Semler Sci’s ability to service existing business and develop new business and adversely affect each of Strive’s and Semler Sci’s businesses and earnings before the Closing.

The Merger, including uncertainty regarding the Merger, may cause third parties to delay or defer decisions concerning Strive and Semler Sci and could adversely affect each of Strive’s and Semler Sci’s ability to effectively manage their respective businesses.

The Merger will happen only if the stated conditions are met, including the approval of the Merger Agreement by the Semler Sci stockholders, among other conditions. Many of the conditions are outside the control of Strive and Semler Sci, and both parties also have certain rights to terminate the Merger Agreement. Accordingly, there may be uncertainty regarding the Closing. This uncertainty may cause others that deal with Strive or Semler Sci, including new or existing customers, to delay or defer entering into contracts with Strive or Semler Sci or make other decisions concerning Strive or Semler Sci or seek to change or cancel existing business relationships with Strive or Semler Sci. Any delay or deferral of those decisions or changes in existing agreements could have a material adverse effect on each of Strive’s and Semler Sci’s businesses, regardless of whether the Merger is ultimately completed, and on the combined company’s business if the Merger is completed.

Business uncertainties while the Merger is pending may negatively impact Strive’s ability and Semler Sci’s to attract and retain personnel.

Uncertainty about the effect of the Merger on Strive’s and Semler Sci’s employees may impair Strive’s and Semler Sci’s abilities to attract, retain and motivate key personnel until the Merger is completed. Retention or hiring of certain employees may be challenging while the Merger is pending, as certain employees may experience uncertainty about their future roles with the combined company. If key employees of Strive or Semler Sci depart because of issues relating to the uncertainty and difficulty of integration or a desire not to remain with the combined entity, each of Strive’s or Semler Sci’s businesses, as applicable, could be harmed and the ability to conduct business operations may be impeded.

The market prices of Strive’s Class A common stock, Semler Sci’s common stock and other securities may be subject to fluctuation while the Merger is pending and after the Merger is completed.

The market price of Strive’s Class A common stock, Semler Sci’s common stock and other securities may fluctuate significantly while the Merger is pending or after it is completed, and any adverse developments related to the Merger or otherwise could result in holders of Strive’s Class A common stock, Semler Sci’s common stock or other securities losing some or all of the value of their investment. In addition, if the stock market experiences significant price and volume fluctuations, such fluctuations could be exacerbated by the pendency of the Merger, which could adversely affect the market for, or liquidity of, Strive’s Class A common stock, Semler Sci’s common stock or other securities, regardless of Strive’s, Semler Sci’s or the combined company’s actual operating performance.

Because the Merger Agreement contemplates that Strive will issue shares of its Class A common stock to Semler Sci’s stockholders based upon a fixed exchange ratio, developments with respect to Semler Sci and its shares of common stock may affect Strive’s Class A common stock irrespective of their relevance to standalone Strive and even though Strive may have no control over, or knowledge of, such developments. As a result, the market price of Strive Class A Common Stock during the pendency of the Merger may not accurately reflect the value of Strive absent the Merger. Similarly developments at Strive may affect Semler Sci’s common stock irrespective of their relevance to standalone Semler Sci and even though Semler Sci may have no control over, or knowledge of, such developments. As a result, the market price of Semler Sci’s common stock during the pendency of the Merger may not accurately reflect the value of Semler Sci absent the Merger.

Each of Strive and Semler Sci is subject to contractual restrictions in the Merger Agreement that may hinder its operations while the Merger is pending. The corollary restrictions applicable to the other party may not prevent it from taking actions that are adverse to the other party or its respective stockholders.

The Merger Agreement includes certain customary restrictions with respect to the operation of each of Strive’s and Semler Sci’s respective businesses between the date of the Merger Agreement and the consummation of the Merger. These restrictions may prevent either party from pursuing otherwise attractive business opportunities and making other changes to its business prior to completion of the Merger or termination of the Merger Agreement.

Despite these mutual restrictions, Strive and Semler Sci will continue to operate their businesses independently of one another during the pendency of the Merger. The restrictions in the Merger Agreement, which are subject to numerous exceptions, may not be adequate to prevent either Strive or Semler Sci, as the case may be, from taking actions that are adverse to the other party or its respective stockholders.

Strive and Semler Sci will incur significant transaction costs in connection with the Merger.

Strive and Semler Sci have incurred and are each expected to continue to incur non-recurring costs associated with the Merger. These costs have been, and will continue to be, substantial and, in many cases, will be borne by each of Strive and Semler Sci whether or not the Merger is completed. A substantial majority of non-recurring expenses will consist of transaction costs and include, among others, fees paid to financial, legal, accounting and other advisors and employee retention, severance and benefit costs. Strive and Semler Sci may also incur costs related to formulating and implementing integration plans. Although Strive and Semler Sci expect that the realization of intended benefits related to the Merger should allow the combined company to offset these transaction costs over time, this net benefit may not be achieved in the near term or at all.

The unaudited pro forma combined consolidated financial information included in the current report on Form 8-K to which this Exhibit 99.1 is attached does not purport to be, and likely is not, representative of the combined results of Strive and Semler Sci if the Merger is consummated.

The unaudited pro forma combined consolidated financial information in the current report on Form 8-K to which this Exhibit 99.1 is attached is presented for informational purposes only. It does not purport to be indicative of the financial position or results of operations that would have actually occurred had the Merger been completed at or as of the dates indicated, nor is it indicative of the combined company’s future operating results or financial position. The unaudited pro forma combined consolidated financial information in the current report on Form 8-K to which this Exhibit 99.1 is attached does not reflect future events that may occur after the Closing, including the potential realization of operating efficiencies or costs related to the Merger, and does not consider the effect of potential market conditions on revenues or expenses. The unaudited pro forma combined consolidated financial information in the current report on Form 8-K to which this Exhibit 99.1 is attached is based in part on certain assumptions regarding the Merger that Strive believes are reasonable under the circumstances. Strive cannot assure you that its assumptions will prove to be accurate over time.

The Merger may not be accretive to Strive’s or Semler Sci’s earnings and may cause dilution to Strive’s or Semler Sci’s earnings per share, which may negatively affect the current or future market price of their respective securities.

Strive currently anticipates that the Merger will be accretive to Strive’s forecasted earnings per share on a standalone basis, and Semler Sci currently anticipates that the Merger will be accretive to Semler Sci’s forecasted earnings per share on a standalone basis, in each case beginning in the first full calendar year after Closing. These expectations are based on preliminary estimates any of which may prove to be incorrect or may change materially. Strive and Semler Sci may encounter additional transaction and integration-related costs other than those they currently anticipate, may fail to realize all of the benefits anticipated in the Merger or may be subject to other factors that affect preliminary estimates or the ability of either company to realize operational efficiencies. Any of these factors could cause a decrease in each of Strive’s and Semler Sci’s earnings per share, or negatively affect the current or future market price of their respective securities.

Stockholder litigation could prevent or delay the Closing or otherwise negatively impact each of Strive’s and Semler Sci’s businesses and operations.

Securities class action lawsuits and derivative lawsuits are often brought against companies that have entered into acquisition, merger or other business combination agreements. Even if such a lawsuit is without merit, defending against these claims can result in substantial costs and divert management time and other resources to the lawsuit. An adverse judgment could result in monetary damages, which could have a negative impact on each of Strive’s and Semler Sci’s liquidity and financial condition.

Any lawsuits brought against Strive, Semler Sci or their respective directors could also seek, among other things, injunctive relief or other equitable relief, including a request to enjoin the companies from consummating the Merger. The Merger is subject to customary closing conditions, including the absence of any applicable law, regulation, injunction, judgment, order or decree preventing or making illegal the consummation of the Merger or any of the other transactions contemplated by the Merger Agreement (or in the case of Strive’s obligation to close, imposing a Burdensome Condition) and the absence of pending litigation or similar legal action by any governmental authority (in any jurisdiction in which Strive, Semler Sci or any of their respective subsidiaries conducts material operations) seeking to prohibit or restrain the Merger (or in the case of Strive’s obligation to close, seeking to impose a Burdensome Condition). Consequently, if a plaintiff is successful in obtaining an order, judgment, decision, or decree prohibiting the Closing, such order, judgment, decision or decree may delay or prevent the Merger from being completed within the expected time frame or at all, which may adversely affect Strive’s and Semler Sci’s businesses, reputation with customers, vendors, suppliers, or employees, and financial positions and results of operations.

Future sales and issuance of Strive’s Class A common stock and Semler Sci’s common stock could result in dilution of the percentage ownership of their respective stockholders and cause the stock prices of the Strive Class A common stock and Semler Sci common stock to fall.

Strive and Semler Sci may sell a substantial number of shares of their respective securities in the public market at any time. Subject to restrictions under the Merger Agreement, Strive and Semler Sci may continue to issue or grant equity securities, including by raising substantial amounts of additional capital under their respective at-the-market offering programs. To the extent either Strive and/or Semler Sci raises additional capital by issuing equity or other equity or equity-linked offerings and/or preferred stock issuances, their respective stockholders may experience substantial dilution, and the trading price of their respective shares of common stock may be negatively impacted.

Sales of Strive’s Class A common stock or Semler Sci’s common stock, by Strive, Semler Sci or otherwise, or the perception in the market that the holders of a large number of shares of Strive’s Class A common stock or Semler Sci common stock intend to sell shares, could reduce the market price of such shares. Strive and Semler Sci cannot predict the size of future sales or issuances of their respective shares of common stock or the effect, if any, that any such future sales or issuances will have on the market price of their respective shares of common stock.

Risks Relating to the Combined Company Following Completion of the Merger

Failure to successfully combine the businesses of Strive and Semler Sci in the expected time frame or at all may adversely affect the future results of the combined company, and, consequently, the value of Strive’s Class A common stock.

The success of the Merger will depend, in part, on the ability of the combined company to realize in a timely fashion the anticipated benefits and efficiencies from combining the businesses of Strive and Semler Sci. The process of integration may reveal that benefits and efficiencies are less than anticipated and may result in additional expenses, all of which could reduce the anticipated benefits of the Merger.

Achieving the anticipated benefits of the Merger is subject to a number of uncertainties, including:

•	the ability of the two companies to combine certain of their operations or take advantage of expected growth opportunities;

•	general market and economic conditions;

•	general competitive factors in the marketplace; and

•	higher than expected costs required to achieve the anticipated benefits of the Merger.

Failure to achieve the anticipated benefits and efficiencies from the Merger, or the occurrence of additional expenses, could have a material adverse impact on the results of operations of the combined company and its ability to pay dividends after closing. In turn, the market value of Strive’s Class A common stock could be adversely impacted.

The market price of Strive’s Class A common stock after the completion of the Merger may be affected by factors different from those that historically have affected or currently affect Strive’s Class A common stock.

Upon completion of the Merger, Semler Sci tockholders who receive Merger Consideration (as defined in the Merger Agreement) will become holders of Strive’s Class A common stock, which will continue to trade on the Nasdaq. Strive’s business differs from that of Semler Sci and certain adjustments may be made to the combined company as a result of the Merger. The financial position of the combined company after completion of the Merger may differ from Strive’s financial position before the completion of the Merger, and the results of operations and/or cash flows of the combined company after the completion of the Merger may be affected by factors different from those currently affecting the financial position or results of operations and/or cash flows of Strive and Semler Sci, respectively. Accordingly, the market price of Strive’s Class A common stock after the completion of the Merger may be affected by factors different from those currently affecting the market prices of Strive’s Class A common stock and Semler Sci’s common stock, respectively, in the absence of the Merger. In addition, general fluctuations in stock markets could adversely affect the market for, or liquidity of, Strive’s Class A common stock, regardless of the combined company’s actual operating performance.

Each of Strive and Semler Sci may have liabilities that are not known to the other party.

Each of Strive and Semler Sci may have liabilities that the other party failed, or was unable, to discover in the course of performing its respective due diligence investigations. Strive and Semler Sci may learn additional information about the other party that materially adversely affects it, such as unknown or contingent liabilities and liabilities related to compliance with applicable laws. As a result of these factors, the combined company may incur additional costs and expenses and may be forced to later write-down or write-off assets, restructure operations or incur impairment or other charges that could result in the combined company reporting losses. Even if Strive’s and Semler Sci’s respective due diligence has identified certain risks, unexpected risks may arise and previously known risks may materialize in a manner not consistent with such party’s expectations. If any of these risks materialize, this could adversely affect the combined company’s financial condition and results of operations and could contribute to negative market perceptions about, or price movements of, Strive’s Class A common stock following the Merger.

There is no guarantee that the combined company will declare and pay dividends following the Merger.

Strive does not currently anticipate that the combined company will pay any cash dividends on its common stock in the foreseeable future. As a result, capital appreciation, if any, of the common stock of the combined company may be the sole source of gain on shares of such common stock for the foreseeable future, if any.

Future disclosures relating to the Merger may not align with investor expectations.

In connection with the Merger, Strive expects to file a registration statement on Form S-4, including a an information statement of Strive, proxy statement of Semler Sci and a prospectus of Strive. Information that will be contained in such registration statement and other future disclosures relating to the Merger, which are expected to include (among other things) detailed background about the process leading the Merger, prospective financial information reviewed by the Strive board of directors in connection with the Merger, and updated historical financial information of Semler Sci and pro forma financial information of the combined company, may not align with investor expectations. Such disclosures, the anticipation of such disclosures, or reactions to such disclosures could have an adverse effect on the business of Strive and trading price or liquidity of Strive’s Class A common stock or other securities. Persons making investment decisions about Strive securities prior to such disclosures will be required to do so without the benefit of such information and with the risk that such information may not align with their expectations or that it may have an unexpected impact on Strive or the trading price or liquidity of its Class A common stock or other securities.

Exhibit 99.2

UNAUDITED PRO FORMA COMBINED CONSOLIDATED FINANCIAL INFORMATION

The following unaudited pro forma combined consolidated financial information was prepared using the acquisition method of accounting under GAAP, and gives effect to the transaction between Strive, Inc. and Semler Scientific, Inc. (the “Semler Merger”) to be accounted for as a business combination, with Strive, Inc. being deemed the acquiring company for accounting purposes.

Strive was determined to be the accounting acquirer based upon the terms of the Semler Merger Agreement, as defined below, and other factors including, assuming the Semler Merger is consummated: (i) Strive’s existing stockholders are expected to have the greatest voting interest in the combined entity following consummation of the Semler Merger; (ii) the largest individual stockholder of the combined entity is expected to be an existing stockholder of Strive; (iii) directors of Strive are expected to hold a majority of board seats of the combined company; and (iv) Strive’s senior management is expected to control the strategic direction of Strive following consummation of the Semler Merger.

The following unaudited pro forma combined consolidated financial statements are based on the pro forma combined consolidated financial statements of Strive and the historical financial statements of Semler Scientific, Inc., as adjusted to give effect to Strive’s acquisition of Semler Scientific, Inc. and certain related transactions. The pro forma combined consolidated financial statements of Strive, Inc. utilize the historical financial statements of Strive Enterprises, Inc. and Asset Entities Inc., giving effect to the reverse acquisition Strive Enterprises, Inc. completed of Asset Entities, Inc. on September 12, 2025, with Strive being considered the accounting acquirer in the transaction. The unaudited pro forma combined consolidated statement of operations for the six months ended June 30, 2025 and the year ended December 31, 2024 give effect to these transactions as if they had occurred on January 1, 2024. The unaudited pro forma combined consolidated balance sheet as of June 30, 2025 gives effect to these transactions as if they had occurred on June 30, 2025.

Because Strive will be treated as the accounting acquirer, Strive’s assets and liabilities will be recorded at their pre-combination carrying amounts, and the historical operations that are reflected in the unaudited pro forma financial information will be those of Strive. Semler Scientific’s assets and liabilities will be measured and recognized at their fair values as of the transaction date, and combined with the assets, liabilities and results of operations of Strive after the consummation of the transaction.

The unaudited pro forma combined consolidated financial information is based on the assumptions and adjustments that are described in the accompanying notes. The application of the acquisition method of accounting is dependent upon a purchase price allocation analysis, which includes valuation analysis and other studies that have yet to be completed, pursuant to Financial Accounting Standards Board Accounting Standards Codification Topic 805, Business Combinations. Accordingly, the pro forma adjustments are preliminary, subject to further revision as additional information becomes available and additional analyses are performed, and have been made solely for the purpose of providing unaudited pro forma combined consolidated financial information. Differences between these preliminary estimates and the final acquisition accounting, expected to be completed after the closing of the transaction, will occur and these differences could have a material impact on the accompanying unaudited pro forma combined consolidated financial information and the combined company’s future results of operations and financial position. In addition, differences between the preliminary and final amounts will likely occur as a result of changes in the fair value of Strive’s common stock and changes in Semler Scientific’s assets and liabilities.

The unaudited pro forma combined consolidated financial information does not give effect to the potential impact of current financial conditions, regulatory matters, operating efficiencies or other savings or expenses that may be associated with the integration of the two companies. The unaudited pro forma combined consolidated financial information is preliminary and has been prepared for illustrative purposes only and is not necessarily indicative of the financial position or results of operations in future periods or the results that actually would have been realized had Strive and Semler Scientific been a combined company during the specified periods. The actual results reported in periods following the transaction may differ significantly from those reflected in these pro forma financial information presented herein for a number of reasons, including, but not limited to, differences between the assumptions used to prepare this pro forma financial information and actual results realized.

The assumptions and estimates underlying the unaudited adjustments to the pro forma combined consolidated financial statements are described in the accompanying notes, which should be read together with the pro forma combined consolidated financial statements.

Defined terms included below shall have the same meaning as terms defined and included elsewhere in this Current Report on Form 8-K, unless otherwise noted.

Introduction and Description of Transaction

Strive, Inc., a Nevada corporation (“Strive”), whose Class A common stock trades on The Nasdaq Stock Market LLC under the symbol “ASST”, is an asset management Bitcoin Treasury Company. Strive’s wholly owned subsidiary, Strive Enterprises, Inc., an Ohio corporation, completed the reverse acquisition of Asset Entities, Inc. (“Asset Entities”) on September 12, 2025, and continued as the surviving entity (the “Asset Entities Merger”). As part of this transaction, Strive shareholders held 94.2% of the Pro Forma Share Total of the Combined Company (as defined in the merger agreement for the Asset Entities Merger). The below pro forma combined consolidated financial statements give effect to this and related transactions, and are based on preliminary assumptions and estimates.

Strive earns substantially all of its income from generating market returns from its investments in bitcoin and bitcoin-related products as well as revenue from investment advisory and sub-advisory contracts related to its investment management services.

The historical financial information of Asset Entities was derived from the unaudited financial statements of Asset Entities as of and for the six months ended June 30, 2025, as well as the audited financial statements of Asset Entities as of and for the year ended December 31, 2024. The historical financial information of Strive Enterprises, Inc. was derived from the unaudited consolidated financial statements of Strive Enterprises, Inc. as of and for the six months ended June 30, 2025, as well as the audited consolidated financial statements of Strive Enterprises, Inc. as of and for the year ended December 31, 2024, included elsewhere in this filing. This information should be read together with Asset Entities’ and Strive’s audited and unaudited financial statements and the related notes.

Strive, Inc. and Semler Scientific, Inc., whose common stock trades on The Nasdaq Stock Market LLC under the symbol “SMLR”, entered into an Agreement and Plan of Merger dated September 22, 2025 (the “Semler Merger Agreement”). Pursuant to the Semler Merger Agreement, and subject to the satisfaction or waiver of customary closing conditions, a to be formed subsidiary of Strive (“Merger Sub”), will merge with and into Semler, with Semler surviving as a wholly owned subsidiary of Strive.

Pursuant to the Semler Merger Agreement, at the effective time of the Semler Merger (the “Effective Time”), each share of common stock of Semler issued and outstanding immediately before the Effective Time (other than treasury shares held by Semler) will be converted into the right to receive 21.05 shares of Strive Class A common stock.

Management has reviewed the applicable guidance under Standards Codification (“ASC”) Topic 805, “Business Combinations” (“Topic 805”) to determine the appropriate accounting acquirer and financial reporting implications. Based on this analysis, management has concluded that the Semler Merger will be accounted for as a business acquisition, where:

•	Strive will be the accounting acquirer in this business combination.

•	Strive’s historical financial statements will become the historical financial statements of the combined entity.

•	Semler’s identifiable assets and liabilities will be recognized at fair value as of the acquisition date.

Strive is deemed as the accounting acquirer for the following reasons:

•	Strive shareholders will retain the majority of the voting and economic value of the common shares of the combined company.

•	The remaining voting interests held by former Semler shareholders do not constitute a coordinated minority.

•	Strive’s designated leadership will control the combined entity’s operations post business combination.

•	Strive, Inc.’s existing directors will control the majority of the post business combination board.

The following unaudited pro forma combined consolidated financial statements are based on the pro forma combined consolidated financial statements of Strive, Inc. and the historical financial statements of Semler Scientific, Inc., as adjusted to give effect to Strive’s acquisition of Semler Scientific, Inc. and certain related transactions. The pro forma combined consolidated financial statements of Strive, Inc. utilize the historical financial statements of Strive Enterprises, Inc. and Asset Entities Inc., giving effect to the reverse acquisition Strive Enterprises, Inc. completed of Asset Entities, Inc. on September 12, 2025, with Strive being considered the accounting acquirer in the transaction. The unaudited pro forma combined consolidated statement of operations for the six months ended June 30, 2025 and the year ended December 31, 2024 give effect to these transactions as if they had occurred on January 1, 2024. The unaudited pro forma combined consolidated balance sheet as of June 30, 2025 gives effect to these transactions as if they had occurred on June 30, 2025.

UNAUDITED PRO FORMA COMBINED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
As of June 30, 2025

	Strive Enterprises, Inc. and Subsidiaries (Historical)	Asset Entities Inc. (Historical)	Reclassification Adjustments	Notes	Transaction Accounting Adjustments	Notes	Strive, Inc. and Subsidiaries (Pro Forma Combined)	Semler Scientific, Inc. (Historical)	Reclassification Adjustments	Notes	Transaction Accounting Adjustments	Notes	Pro Forma Combined
ASSETS
Current assets:
Cash and cash equivalents	$12,615,491	$2,518,441	$—		$45,195,524	(3m)	$60,329,456	$13,482,000	$—		$—		$73,811,456
Restricted cash	—	—	—		—		—	134,000	—		—		134,000
Short-term deposits	—	—	—		—		—	270,000	—		—		270,000
Short-term investments	—	—	—		—		—	—	—		—		—
Accounts receivable	404,392	—	—		(404,392)	(3i)	—	—	—		—		—
Trade accounts receivable	—	—	—		—		—	2,831,000	(2,831,000)	(4a)	—		—
Inventory	—	—	—		—		—	558,000	(558,000)	(4a)	—		—
Prepaid expenses	715,458	225,742	—		(10,623)	(3i)	930,577	4,623,000	—		—		5,553,577
Other assets	950,000	—	—		(450,000)	(3g)	500,000	—	3,389,000	(4a)	—		3,889,000
Total current assets	14,685,341	2,744,183	—		44,330,509		61,760,033	21,898,000	—		—		83,658,033
Intangible digital assets	—	—	—		675,000,000	(3g)	675,000,000	496,865,000	—		—		1,171,865,000
Property and equipment, net	859,998	8,758	—		242	(3b)	868,998	368,000	—		—		1,236,998
Intangible assets, net	295,615	509,500	—		88,500	(3c)	893,615	—	—		—		893,615
Assets for lease, net	—	—	—		—		—	1,431,000	(1,431,000)	(4a)	—		—
Right-of-use lease asset	4,242,983	—	—		—		4,242,983	—	—		—		4,242,983
Loans receivable	2,256,416	—	—		(1,002,194)	(3i)	1,254,222	—	—		—		1,254,222
Long-term investments	—	—	—		—		—	512,000	—		—		512,000
Long-term notes receivable	—	—	—		—		—	1,500,000	—		—		1,500,00
Other non-current assets	—	—	—		—		—	23,000	1,431,000	(4a)	—		1,454,000
Deposits	92,489	—	—		(5,988)	(3i)	86,501	—	—		—		86,501
Goodwill	—	—	—		138,635,813	(3h)	138,635,813	—	—		1,058,127,300	(4e)	1,196,763,113
Total assets	$22,432,842	$3,262,441	$—		$857,046,882		$882,742,165	$522,597,000	$—		$1,058,127,300		$2,463,466,465

LIABILITIES AND STOCKHOLDER’S EQUITY
Current liabilities:
Compensation and benefits payable	$1,013,276	$—	$—		$—		$1,013,276	$—	$—		$—		$1,013,276
Accounts payable and other liabilities	7,007,588	578,000	447	(3a)	4,919,070	(3l)	12,505,105	156,000	6,866,000	(4a)	10,435,000	(4d)	29,962,105
Accrued expenses	—	—	—		—		—	6,013,000	(6,013,000)	(4a)	—		—
Accrued contingent liability	—	—	—		—		—	29,750,000	—		—		29,750,000
Other short-term liabilities	—	—	—		—		—	215,000	(215,000)	(4a)	—		—
Contract liabilities	—	447	(447)	(3a)	—		—	—	—		—		—
Deferred revenue	—	—	—		—		—	638,000	(638,000)	(4a)	—		—
Total current liabilities	8,020,864	578,447	—		4,919,070		13,518,381	36,772,000	—		10,435,000		60,725,381
Long-term notes payable, net	—	—	—		—		—	96,255,000	—		—		96,255,000
Deferred tax liabilities	—	—	—		—		—	6,161,000	—		—		6,161,000
Non-current operating lease liabilities	3,693,195	—	—		—		3,693,195	—	—		—		3,693,195
Total liabilities	$11,714,059	$578,447	$—		$4,919,070		$17,211,576	$139,188,000	$—		$10,435,000		$166,834,576

Preferred stock	$72,488,497	$—	$—		$(72,488,497)	(3d)	$—	$—	$—		$—		$—
Common stock	—	—	—		—		—	14,000	—		(14,000)	(4c)	—
Class A common stock	20	100	—		572,351	(3d)	572,471	—	—		335,241	(4c)	907,712
Class B common stock	4	1,562	—		1,994	(3d)	3,560	—	—		—		3,560
Additional paid-in capital	—	19,012,713	—		925,581,187	(3d)	944,593,900	280,463,000	—		1,160,738,059	(4c)	2,385,794,959
Retained earnings (accumulated deficit)	(61,769,738)	(16,330,381)	—		(1,539,223)	(3d)	(79,639,342)	102,932,000	—		(113,367,000)	(4c)	(90,074,342)
Total stockholders’ equity	$10,718,783	$2,683,994	$—		$852,127,812		$865,530,589	$383,409,000	$—		$1,047,692,300		$2,296,631,889

Total liabilities and stockholder’s equity	$22,432,842	$3,262,441	$—		$857,046,882		$882,742,165	$522,597,000	$—		$1,058,127,300		$2,463,466,465

UNAUDITED PRO FORMA COMBINED CONSOLIDATED STATEMENTS OF OPERATIONS
For the Six Months Ended June 30, 2025

	Strive Enterprises, Inc. and Subsidiaries (Historical)	Asset Entities Inc. (Historical)	Reclassification Adjustments	Notes	Transaction Accounting Adjustments	Notes	Strive, Inc. and Subsidiaries (Pro Forma Combined)	Semler Scientific, Inc. (Historical)	Reclassification Adjustments	Note	Transaction Accounting Adjustments	Note	Pro Forma Combined
Investment advisory fees	$2,903,506	$—	$—		$(760,514)	(3i)	$2,142,992	$—	$—		$—		$2,142,992
Revenues	—	344,008	—		—		344,008	17,052,000	—		—		17,396,008
Other income	29,865	—	—		—		29,865	—	—		—		29,865
Total revenue	2,933,371	344,008	—		(760,514)		2,516,865	17,052,000	—		—		19,568,865

OPERATING EXPENSES
Fund management and administration	2,998,872	—	—		(169,465)	(3i)	2,829,407	—	—		—		2,829,407
Cost of revenues	—	—	—		—		—	1,677,000	—		—		1,677,000
Engineering and product development	—	—	—		—		—	2,552,000	—		—		2,552,000
Employee compensation and benefits	4,069,844	—	2,532,794	(3a)	1,544,967	(3j)	8,147,605	—	—		—		8,147,605
Contract labor	—	278,216	(278,216)	(3a)	—		—	—	—		—		—
Management compensation	—	2,532,794	(2,532,794)	(3a)	—		—	—	—		—		—
General and administrative expense	3,358,817	1,882,404	278,216	(3a)	(328,670)	(3i)	5,190,767	10,034,000	—		—		15,224,767
Marketing and advertising	163,745	—	—		(3,809)	(3i)	159,936	—	6,195,000	(4a)	—		6,354,936
Sales and marketing	—	—	—		—		—	6,195,000	(6,195,000)	(4a)	—		—
Depreciation and amortization	105,876	—	—		58,877	(3k)	164,753	—	—		—		164,753
Litigation contingency	—	—	—		—		—	29,750,000	—		—		29,750,000
Operating expenses	10,697,154	4,693,414	—		1,101,900		16,492,468	50,208,000	—		—		66,700,468

INCOME (LOSS) FROM OPERATIONS	(7,763,783)	(4,349,406)	—		(1,862,414)		(13,975,603)	(33,156,000)	—		—		(47,131,603)
OTHER INCOME/ (EXPENSES)
Interest and dividend income (expense), net	576,568	62,883	(2,306)	(3a)	(40,850)	(3i)	596,295	—	(1,948,000)	(4a)	—		(1,351,705)
Interest (expense) income, net	—	(2,306)	2,306	(3a)	—		—	(1,948,000)	1,948,000	(4a)	—		—
Change in fair value of intangible digital assets	—	—	—		—		—	41,932,000	—		—		41,932,000
Transaction costs	(5,436,522)	—	—		(800,836)	(3e)	(6,237,358)	—	—		—		(6,237,358)
Impairment of investments	—	—	—		—		—	(1,135,000)	—		—		(1,135,000)
Other income/(expenses), net	(4,859,954)	60,577	—		(841,686)		(5,641,063)	38,849,000	—		—		(33,207,937)

INCOME (LOSS) BEFORE INCOME TAXES	(12,623,737)	(4,288,829)	—		(2,704,100)		(19,616,666)	5,693,000	—		—		(13,923,666)
Income tax provision (benefit)	—	—	—		—		—	3,463,000	—		—		3,463,000
NET INCOME (LOSS)	$(12,623,737)	$(4,288,829)	$—		$(2,704,100)		$(19,616,666)	$2,230,000	$—		$—		$(17,386,666)
Dividends on Asset Entities Inc. Series A Preferred Stock	(12,623,737)	35,195	—		—		35,195	—	—		—		35,195
NET INCOME (LOSS) ATTRIBUTABLE TO COMMON SHAREHOLDERS	$(12,623,737)	$(4,324,024)	$—		$(2,704,100)		$(19,651,861)	$2,230,000	$—		$—		$(17,421,861)

Weighted average number of Semler Scientific, Inc. and Strive, Inc. Class A and Class B common shares outstanding:
Basic	2,288,538	14,380,325				(3n)	845,111,752	10,661,851				(4f)	1,180,352,752
Diluted	2,288,538	14,380,325				(3n)	845,111,752	12,260,223				(4f)	1,180,352,752

Net (income) loss per share attributable to Semler Scientific, Inc. and Strive, Inc. Class A and Class B shareholders:
Basic	$(5.52)	$(0.30)				(3n)	$(0.02)	$0.21				(4f)	$(0.01)
Diluted	$(5.52)	$(0.30)				(3n)	$(0.02)	$0.25				(4f)	$(0.01)

UNAUDITED PRO FORMA COMBINED CONSOLIDATED STATEMENTS OF OPERATIONS
For the Year Ended December 31, 2024

	Strive Enterprises, Inc. and Subsidiaries (Historical)	Asset Entities Inc. (Historical)	Reclassification Adjustments	Notes	Transaction Accounting Adjustments	Notes	Strive, Inc. and Subsidiaries (Pro Forma Combined)	Semler Scientific, Inc. (Historical)	Reclassification Adjustments	Note	Transaction Accounting Adjustments	Note	Pro Forma Combined
Investment advisory fees	$3,591,727	$—	$—		$—		$3,591,727	$—	$—		$—		$3,591,727
Revenues	—	633,489	—		—		633,489	56,294,000	—		—		56,927,489
Other income	58,379	—	—		—		58,379	13,000	—		—		71,379
Total revenue	3,650,106	633,489	—		—		4,283,595	56,307,000	—		—		60,590,595

OPERATING EXPENSES
Fund management and administration	4,866,902	—	—		—		4,866,902	—	—		—		4,866,902
Cost of revenues	—	—	—		—		—	4,759,000	—		—		4,759,000
Engineering and product development	—	—	—		—		—	4,792,000	—		—		4,792,000
Employee compensation and benefits	9,135,102	—	3,503,059	(3a)	5,445,003	(3j)	18,083,164	—	—		—		18,083,164
Contract labor	—	512,911	(512,911)	(3a)	—		—	—	—		—		—
Management compensation	—	3,503,059	(3,503,059)	(3a)	—		—	—	—		—		—
General and administrative expense	11,248,243	3,021,547	512,911	(3a)	(1,702,394)	(3i)	13,080,307	12,732,000	—		—		25,812,307
Marketing and advertising	861,618	—	—		—		831,618	—	13,078,000	(4a)	—		13,939,618
Sales and marketing	—	—	—		—		—	13,078,000	(13,078,000)	(4a)	—		—
Depreciation and amortization	192,211	—	—		117,755	(3k)	309,966	—	—		—		309,966
Operating expenses	26,304,076	7,037,517	—		3,860,364		37,201,957	35,361,000	—		—		72,562,957

INCOME (LOSS) FROM OPERATIONS	(22,653,970)	(6,404,028)	—		(3,860,364)		(32,918,362)	20,946,000	—		—		(11,972,362)
OTHER INCOME/ (EXPENSES)
Interest and dividend income (expense), net	794,839	10,096	—		(3,033)	(3i)	801,902	—	1,877,000	(4a)	—		2,678,902
Interest (expense) income, net	—	—	—		—		—	1,877,000	(1,877,000)	(4a)	—		—
Change in fair value of notes held for investment	—	—	—		—		—	128,000	—		—		128,000
Change in fair value of intangible digital assets	—	—	—		—		—	24,933,000	—		—		24,933,000
Transaction costs	—	—	—		(11,478,739)	(3e)	(11,478,739)	—	—		(10,435,000)	(4d)	(21,913,739)
Gain on lease remeasurement	279,265	—	—		—		279,265	—	—		—		279,265
Other income/(expenses), net	1,074,104	10,096	—		(11,481,772)		(10,397,572)	26,938,000	—		(10,435,000)		6,105,428

INCOME (LOSS) BEFORE INCOME TAXES	(21,579,866)	(6,393,932)	—		(15,342,136)		(43,315,934)	47,884,000	—		(10,435,000)		(5,866,934)
Income tax provision (benefit)	—	—	—		—		—	6,985,000	—		—		6,985,000
NET INCOME (LOSS)	$(21,579,866)	$(6,393,932)	$—		$(15,342,136)		$(43,315,934)	$40,899,000	$—		$(10,435,000)		$(12,851,934)
Dividends on Asset Entities Inc. Series A Preferred Stock	—	54,110	—		—		54,110	—	—		—		54,110
NET INCOME (LOSS) ATTRIBUTABLE TO COMMON SHAREHOLDERS	$(21,579,866)	$(6,448,042)	$—		$(15,342,136)		$(43,370,044)	$40,899,000	$—		$(10,435,000)		$(12,906,044)

Weighted average number of Semler Scientific, Inc. and Strive, Inc. Class A and Class B common shares outstanding:
Basic	2,213,424	3,788,525				(3n)	845,111,752	7,228,961				(4f)	1,180,352,752
Diluted	2,213,424	3,788,525				(3n)	845,111,752	7,980,118				(4f)	1,180,352,752

Net (income) loss per share attributable to Semler Scientific, Inc. and Strive, Inc. Class A and Class B shareholders:
Basic	$(9.75)	$(1.70)				(3n)	$(0.05)	$5.66				(4f)	$(0.01)
Diluted	$(9.75)	$(1.70)				(3n)	$(0.05)	$5.13				(4f)	$(0.01)

Note 1 — Basis of Presentation

The unaudited pro forma combined consolidated financial information has been prepared in accordance with Rule 8-05 and Article 11 of SEC Regulation S-X. The unaudited pro forma combined consolidated financial statements as of and for the six months ended June 30, 2025 and for the year ended December 31, 2024 gives effect to both the merger of Strive Enterprises, Inc. and a subsidiary of Asset Entities Inc., closed on September 12, 2025 and the proposed acquisition by Strive, Inc. of Semler Scientific, Inc. The unaudited pro forma combined consolidated statements of operations gives effect to these transactions and other events as if it had been consummated on January 1, 2024 and combines the pro forma combined consolidated financial statements of Strive, Inc., which is based on the historical statements of operations of Strive Enterprises, Inc. and Asset Entities Inc. and the associated transaction adjustments, and the historical statements of income of Semler Scientific, Inc., all as of such date.

Based on Strive’s preliminary review of Strive’s, Asset Entities’, and Semler’s summary of significant accounting policies, the nature and amount of any adjustments to the historical financial statements of Asset Entities’ and Semler to conform its accounting policies to those of Strive are not expected to be material. Upon completion of the transactions, further review of accounting policies may result in additional revisions to historical accounting policies and classifications to conform to those of Strive.

The unaudited pro forma combined consolidated financial information is based on the assumptions and adjustments that are described in the accompanying notes. Accordingly, the pro forma adjustments are preliminary, subject to further revisions as additional information becomes available and additional analyses are performed, and have been made solely for the purpose of providing unaudited pro forma combined consolidated financial information. Differences between these preliminary accounting conclusions and estimates and the final accounting conclusions and amounts may occur as a result of, among other reasons, (i) changes in initial assumptions in determination of the accounting acquirer and related accounting, (ii) changes in Semler’s assets and liabilities, which are expected to be completed after the closing, and these differences could have a material impact on the accompanying unaudited pro forma combined consolidated financial information and the combined entity’s future results of operations and financial position.

The unaudited pro forma combined consolidated financial information has been presented for illustrative purpose only and is not necessarily indicative of the financial position and results of operations that would have been achieved had the Semler Merger and Asset Entities Merger occurred on the dates indicated. Further, the unaudited pro forma combined consolidated financial information may not be useful in predicting the future financial condition and results of operations of the post-combination company. The actual financial position and results of operations may differ significantly from the pro forma amounts reflected herein due to a variety of factors. The unaudited pro forma adjustments represent Strive management’s estimates based on information available as of the date of the unaudited pro forma combined consolidated financial information and is subject to change as additional information becomes available and analyses are performed.

The historical consolidated financial statements of Strive, Asset Entities, and Semler were prepared in accordance with accounting policies generally accepted in the United States of America and shown in U.S. dollars.

For the purposes of these pro forma financial statements, the preliminary purchase price consideration is as follows:

Number of estimated Class A common stock of Strive to be issued to Semler stockholders	335,241,000
Multiplied by Strive’s Class A common stock price per share	$4.30
Estimated purchase price consideration	$1,441,536,300

Note 2 — Preliminary purchase price allocation

For accounting purposes, Strive is considered to be the acquiring company and the Semler Merger is expected to be accounted for as a business combination. The Semler Merger is accounted for using the acquisition method of accounting in accordance with ASC Topic 805. Strive is the accounting acquirer as Strive will have assumed control over Semler as of the closing date. Topic 805 requires, among other things, that the assets acquired, and liabilities assumed be recognized at their acquisition date fair values, with any excess of the purchase price over the estimated fair values of the identifiable net assets acquired recorded as goodwill.

The allocation of the preliminary purchase price for Semler is based upon management’s estimates of and assumptions related to the fair value of the consideration transferred, assets acquired, and liabilities assumed as of the filing of the Current Report on Form 8-K using currently available information. The unaudited pro forma combined consolidated financial information has been prepared based on these preliminary estimates, such that the final purchase price allocation and the resulting effect on the Company’s financial position and earnings results may differ significantly from the pro forma amounts included herein.

Note 3 — Transaction Accounting Adjustments related to merger of Strive Enterprises, Inc. and Asset Entities Inc.

a.	During the preparation of the unaudited pro forma combined consolidated financial information, management performed a preliminary analysis of Asset Entities’ financial information to identify differences in financial statement presentation compared to the presentation of Strive Enterprises, Inc.. Certain reclassifications have been made to the historical consolidated presentation of Asset Entities to conform to the financial statement presentation of the Company.

The table below summarizes the reclassification adjustments made to present the unaudited historical financial statements of Asset Entities as of and for the six months ended June 30, 2025 and for the year ended December 31, 2024 in conformity with the unaudited historical consolidated financial statements of Strive as of and for the six months ended June 30, 2025 and for the year ended December 31, 2024.

Historical Asset Entities Inc. Balance Sheet Line Item	Strive Line Item	Historical Asset Entities	Reclassifications	Historical Asset Entities Reclassified
Accounts payable and credit card liability	Accounts payable and other liabilities	578,000	447	578,447
Contract liabilities	Accounts payable and other liabilities	447	(447)	—

Historical Asset Entities Inc. Statement of Operations Line Item	Strive Line Item	Historical Asset Entities	Reclassifications	Historical Asset Entities Reclassified
For the six months ended June 30, 2025:
Contract labor	General and administrative expense	278,216	(278,216)	—
General and administrative	General and administrative expense	1,882,404	278,216	2,160,620
Management compensation	Employee compensation and benefits	2,532,794	(2,532,794)	—
Employee compensation and benefits	Employee compensation and benefits	—	2,532,794	2,532,794
Interest expense	Interest and dividend income	(2,306)	2,306	—
Interest and dividend income	Interest and dividend income	—	(2,306)	(2,306)

Historical Asset Entities Inc. Statement of Operations Line Item	Strive Line Item	Historical Asset Entities	Reclassifications	Historical Asset Entities Reclassified
For the year ended December 31, 2024:
Contract labor	General and administrative expense	512,911	(512,911)	—
General and administrative	General and administrative expense	3,021,547	512,911	3,534,458
Management compensation	Employee compensation and benefits	3,503,059	(3,503,059)	—
Employee compensation and benefits	Employee compensation and benefits	—	3,503,059	3,503,059

b.	Reflects the adjustment to property, plant and equipment, net (“PP&E”) of $242 to reflect the estimated fair value of the acquired PP&E of $9,000.

The following table summarizes the estimated fair values for the identified PP&E assets and the remaining estimated useful life, where applicable:

	Fair Value	Remaining Estimated Useful Life (in years)
Buildings and building improvements	$9,000	5
Total fair value	9,000
Less: Asset Entities’ historical PP&E, net of accumulated depreciation	(8,758)
Pro forma adjustment to property, plant and equipment, net	$242

The pro forma impact to depreciation expense on the unaudited pro forma combined consolidated statements of operations is a $456 and $912 decrease to depreciation expense for the six months ended June 30, 2025 and the year ended December 31, 2024, respectively.

c.	Reflects the adjustment to intangible assets, net resulting in a $88,500 increase to reflect the estimated fair value of the acquired intangible assets of $598,000.

The following table summarizes the estimated fair values for each intangible asset and the estimated useful life:

	Fair Value	Estimated Useful Life (in years)
Trade names and Discord domain names	$20,000	10
Purchased technology	8,000	3
Customer relationships	570,000	5
Total fair value	598,000
Less: Asset Entities’ historical intangible assets, net of accumulated amortization	(509,500)
Pro forma adjustment to intangible assets, net	$88,500

The pro forma impact to amortization expense on the unaudited pro forma combined consolidated statements of operations is a $59,333 and $118,667 increase to amortization expense for the six months ended June 30, 2025 and the year ended December 31, 2024, respectively.

d.	The total pro forma adjustment to total Strive Enterprises, Inc. and Subsidiaries stockholders’ equity is summarized below:

Elimination of historical equity balance of Asset Entities	$(2,683,994)
Estimated purchase price consideration	141,408,549
Non-recurring acquisition-related expenses (refer to note (3e) below)	(5,453,589)
Adjustment to equity from issuance of proceeds from PIPE (refer to note (3g) below)	723,087,746
Adjustment reflects the elimination of assets and liabilities attributable to SWM and related separation expenses (refer to note (3i) below)	(4,230,900)
Pro forma adjustment to total Strive Enterprises, Inc. and Subsidiaries stockholder’s equity	$852,127,812

e.	The total pro forma adjustment to Transaction costs relates to the accrual for non-recurring costs incurred related to the Asset Entities Merger, but not reflected in the historical financial statements for either the six months ended June 30, 2025 or the year ended December 31, 2024, which are summarized below. An additional $800,836 was is included as transaction costs during the six months ended June 30, 2025 related to additional amounts forgiven related to a loan receivable from an SWM employee.

Non-recurring acquisition-related expenses	5,453,589
Separation expenses related to SWM disposition (refer to note (3i) below)	6,025,150
Pro forma adjustment to Transaction costs for the year ended December 31, 2024	$11,478,739

f.	In connection with the Asset Entities Merger qualifying as the occurrence of a liquidity event, the performance condition for certain grant-date Restricted Stock Units (“RSUs”) of Strive Enterprises, Inc. is deemed satisfied as of the closing date. Accordingly, the portion of such RSUs in which the related time-based vesting has occurred will vest as of the closing date of the Asset Entities Merger. The pro forma combined consolidated statements of financial condition and statements of operations reflect a transaction accounting adjustment of $2,614,203 and $6,078,447 for the six months ended June 30, 2025 and the year ended December 31, 2024, respectively, to accrue and expense the unrecognized share-based compensation cost related to these RSUs. Refer to note (3j) for more information.

g.	Reflects net proceeds of $723,587,746 from issuing and selling 346,043,350 Class A Common Stock at $1.35 per share and 209,771,462 pre-funded warrants at $1.3499 each in a private placement pursuant to the Subscription Agreements. Approximately $675,000,000 of these proceeds were deployed into bitcoin purchases.

h.	Represents the preliminary estimate of goodwill based on the preliminary purchase price allocation.

i.	During 2025, in line with the proposed Asset Entities Merger, management began internal discussions on various strategies for separating from SWM. The Company determined that the planned exit from SWM did not represent a strategic shift with a major effect on its consolidated results of operations. As a result, SWM was not classified as discontinued operations as of or for the six months ended June 30, 2025 or the year ended December 31, 2024. To effectuate the transaction, the Company accelerated existing employee restricted stock units, made transition payments for the SWM business, and originated a short term note to an SWM employee, which is included within Transaction costs (refer to note (3e) above).

The following activities related to the statement of financial condition and statement of operations are directly attributable to SWM:

Consolidated Statement of Financial Condition as of June 30, 2025
Accounts receivable	$(404,392)
Prepaid expenses	(10,623)
Existing loan receivable	(2,256,416)
New loan receivable	1,254,222
Deposits	(5,988)
Accounts payable and other liabilities	(84,519)
Additional paid-in capital	(5,695,521)
Accumulated deficit	3,102,621

Consolidated Statement of Operations for the six months ended June 30, 2025
Investment advisory fees	$(760,514)
Fund management and administration	(169,465)
Employee compensation and benefits	(1,069,236)
General and administrative expense	(328,670)
Marketing and advertising	(3,809)
Interest and dividend income	(40,850)

Consolidated Statement of Operations for the year ended December 31, 2024
Employee compensation and benefits	$(633,444)
General and administrative expense	(1,702,394)
Interest and dividend income	(3,033)

j.	The total pro forma adjustment to Employee compensation and benefits expense for the six months ended June 30, 2025 and the year ended December 31, 2024 is summarized below:

For the six months June 30, 2025:
Stock compensation expense recognized as a result of the Asset Entities Merger (refer to note (3f))	2,614,203
Adjustment reflects the elimination of employee compensation and benefits expenses directly attributable to SWM (refer to note (i) above)	(1,069,236)
Pro forma adjustment to Employee compensation and benefits expense for the six months ended June 30, 2025	$1,544,967
For the year ended December 31, 2024:
Stock compensation expense recognized as a result of the Asset Entities Merger (refer to note (3f))	6,078,447
Adjustment reflects the elimination of employee compensation and benefits expenses directly attributable to SWM (refer to note (i) above)	(633,444)
Pro forma adjustment to Employee compensation and benefits expense for the year ended December 31, 2024	$5,445,003

k.	The total pro forma adjustment to Depreciation and amortization for the six months ended June 30, 2025 and December 31, 2024 is summarized below:

For the six months June 30, 2025:
Depreciation expense recognized related to the fair value of PP&E (refer to note (3b))	$(456)
Amortization expense recognized related to the fair value of intangible assets (refer to note (3c))	59,333
Pro forma adjustment to Depreciation and amortization for the six months ended June 30, 2025	$58,877
For the year ended December 31, 2024:
Depreciation expense recognized related to the fair value of PP&E (refer to note (3b))	$(912)
Amortization expense recognized related to the fair value of intangible assets (refer to note (3c))	118,667
Pro forma adjustment to Depreciation and amortization for the year ended December 31, 2024	$117,755

l.	The total pro forma adjustment to Accounts payable and other liabilities is summarized below:

Non-recurring acquisition-related expenses (refer to note (e) above)	5,453,589
PIPE financing-related fees	(450,000)
Accounts payable and other liabilities directly attributable to SWM (refer to note (j) above)	(84,519)
Pro forma adjustment to Accounts payable and other liabilities	$4,919,070

m.	The total pro forma adjustment to Cash and cash equivalents is summarized below:

Proceeds from PIPE financing (refer to note (3g) above)	48,087,746
Separation expenses related to SWM disposition (refer to note (3i) below)	(2,892,222)
Pro forma adjustment to Accounts payable and other liabilities	$45,195,524

n.	For purposes of the unaudited pro forma combined consolidated financial information, the pro forma earnings (loss) per common share figures have been calculated using the pro forma weighted average number of Class A common stock and Class B common stock which would have been outstanding for the six months ended June 30, 2025 and the year ended December 31, 2024 assuming the completion of the Asset Entities Merger on January 1, 2024.

Note 4 — Transaction Accounting Adjustments related to merger of Strive, Inc. and Semler Scientific, Inc.

a.	During the preparation of the unaudited pro forma combined consolidated financial information, management performed a preliminary analysis of Semler’s financial information to identify differences in financial statement presentation compared to the presentation of Strive. Certain reclassifications have been made to the historical consolidated presentation of Semler to conform to the financial statement presentation of the Company.

The table below summarizes the reclassification adjustments made to present the unaudited historical financial statements of Semler as of and for the six months ended June 30, 2025 and for the year ended December 31, 2024 in conformity with the unaudited historical consolidated financial statements of Strive as of and for the six months ended June 30, 2025 and for the year ended December 31, 2024.

Historical Semler Scientific, Inc. Balance Sheet Line Item	Strive, Inc. Line Item	Historical Semler Scientific, Inc.	Reclassifications	Historical Semler Scientific, Inc. Reclassified
Trade accounts receivable	Other assets	2,831,000	(2,831,000)	—
Inventory	Other assets	558,000	(558,000)	—
Other assets	Other assets	—	3,389,000	3,389,000
Assets for lease, net	Other non-current assets	1,431,000	(1,431,000)	—
Other non-current assets	Other non-current assets	23,000	1,431,000	1,454,000
Accrued expenses	Accounts payable and other liabilities	6,013,000	(6,013,000)	—
Other short-term liabilities	Accounts payable and other liabilities	215,000	(215,000)	—
Deferred revenue	Accounts payable and other liabilities	638,000	(638,000)	—
Accounts payable and other liabilities	Accounts payable and other liabilities	156,000	6,866,000	7,022,000

Historical Semler Scientific, Inc. Statement of Operations Line Item	Strive, Inc. Line Item	Historical Semler Scientific, Inc.	Reclassifications	Historical Semler Scientific, Inc. Reclassified
For the six months ended June 30, 2025:
Sales and marketing	Marketing and advertising	6,195,000	(6,195,000)	—
Marketing and advertising	Marketing and advertising	—	6,195,000	6,195,000
Interest (expense) income, net	Interest and dividend income (expense), net	(1,948,000)	1,948,000	—
Interest and dividend income (expense), net	Interest and dividend income (expense), net	—	(1,948,000)	(1,948,000)

Historical Semler Scientific, Inc. Statement of Operations Line Item	Strive, Inc. Line Item	Historical Semler Scientific, Inc.	Reclassifications	Historical Semler Scientific, Inc. Reclassified
For the year ended December 31, 2024:
Sales and marketing	Marketing and advertising	13,078,000	(13,078,000)	—
Marketing and advertising	Marketing and advertising	—	13,078,000	13,078,000
Interest (expense) income, net	Interest and dividend income (expense), net	1,877,000	(1,877,000)	—
Interest and dividend income (expense), net	Interest and dividend income (expense), net	—	1,877,000	1,877,000

c.	The total pro forma adjustment to total Strive, Inc. and Subsidiaries stockholders’ equity is summarized below:

Elimination of historical equity balance of Semler Scientific, Inc.	$(383,409,000)
Estimated purchase price consideration	1,441,536,300
Non-recurring acquisition-related expenses (refer to note (d) below)	(10,435,000)
Pro forma adjustment to total Strive, Inc. and Subsidiaries stockholders’ equity	$1,047,692,300

d.	Reflects the adjustment of $10,435,000 for an accrual for non-recurring expenses related to the Semler Merger incurred or expected to be incurred that are not reflected in the historical financial statements for either the six months ended June 30, 2025 or the year ended December 31, 2024. The adjustment has been recorded as a liability within Accounts payable and other liabilities with a corresponding reduction to equity on the unaudited pro forma combined consolidated statements of financial condition. The amount has also been reflected as a non-recurring expense classified within General and administrative expense in the unaudited pro forma combined consolidated statements of operations for the year ended December 31, 2024.

e.	Represents the preliminary estimate of goodwill based on the preliminary purchase price allocation.

f.	For purposes of the unaudited pro forma combined consolidated financial information, the pro forma earnings (loss) per common share figures have been calculated using the pro forma weighted average number of Class A common stock and Class B common stock which would have been outstanding for the six months ended June 30, 2025 and the year ended December 31, 2024 assuming the completion of the Semler Merger on January 1, 2024.